PART II AND III  1 snmglobal.htm 253g2

Filed pursuant to Rule 253(g)(2)

File No. 024-10701

Offering Circular

Dated October 4, 2017

An Offering Statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. The Offering was Qualified on September 13, 2017.

This Offering Supplement only covers a change in the offering price of a portion of the securities and the number of shares offered. This change affects only the dilution and the number of shares to be outstanding.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.

SNM Global Holdings

 $10,000,000

1,900,000,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY

82,500,000 SHARES OF COMMON STOCK OFFERED BY SELLING SHAREHOLDERS

$0.001 PER SHARE FOR 1,000,000,000 SHARES

$0.01 FOR 900,000,000 SHARES

This is the initial public offering of securities of SNM Global Holdings, a Nevada corporation. We are offering 1,900,000,000 shares of our common stock, par value $0.001 ("Common Stock") at an offering price of $.001 per share for 1,000,000,000 shares and an offering price of $0.01 for 900,000,000 shares (the "Offered Shares").
Another 82,500,000 shares are being offered by Selling Shareholders.

This offering will terminate on twelve months from the day the Offering is qualified, subject to extension for up to thirty (30) days as defined below or the date on which the maximum offering amount is sold (such earlier date, the "Termination Date"). If, on the initial closing date, we have sold less than the maximum number of Offered Shares, then we will hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the maximum number of Offered Shares or (ii) the Termination Date. The minimum purchase requirement per investor is 1,000,000 Offered Shares at $0.001 ($1,000) or 100,000 shares at $0.01 ($1,000); however, we can waive the minimum purchase requirement on a case-by-case basis in our sole discretion.

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These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page __ of this Offering Circular.

Offering Supplement for Continuous Offering

Under Rule 251(d)(3) to Regulation A, the following types of continuous or delayed offerings are permitted, among others: (1) securities offered or sold by or on behalf of a person other than the issuer or its subsidiary or a person of which the issuer is a subsidiary; (2) securities issued upon conversion of other outstanding securities; or (3) securities that are part of an offering which commences within two calendar days after the qualification date. These may be offered on a continuous basis and may continue to be offered for a period in excess of 30 days from the date of initial qualification. They are being offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. No securities will be offered or sold “at the market.”

No Escrow

The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

This Offering will be conducted on a “best-efforts” basis, which means our Officers will use their commercially reasonable best efforts in an attempt to offer and sell the Shares. Our Officers will not receive any commission or any other remuneration for these sales. In offering the securities on our behalf, the Officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Our Common Stock trades in the OTCMarket Pink Open Market Sheets under the symbol SNMN.

Investing in our Common Stock involves a high degree of risk. See "Risk Factors" beginning on page __ for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

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	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.001	$1,000,000
Public Offering Price (2)	$0.01	$9,000,000
Underwriting Discounts and Commissions (4)	$0	$0
Proceeds to Us from this Offering to the Public (Before Expenses (2)(3)(5)	$0.001 $0.01	$10,000,000
Proceeds to Other Persons (6)	$0.01	$825,000

(1) We are offering shares on a continuous basis. See “Distribution – Continuous Offering.

(2) This is the initial public offering of securities of SNM Global Holdings, a Nevada corporation. We are offering 1,900,000,000 shares of our common stock, par value $0.001 ("Common Stock") at an offering price of $.001 per share for 1,000,000,000 shares and an offering price of $0.01 for 900,000,000 shares (the "Offered Shares").
Another 825,000,000 shares are being offered by Selling Shareholders.

(3) This is a “best efforts” offering. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(4) We are offering these securities without an underwriter.

(5) Excludes estimated total offering expenses, including underwriting discount and commissions, will be approximately $400,000 assuming the maximum offering amount is sold.

(6) Includes stock of selling shareholders and stock underlying warrants of such shareholders. These shares are subject to a lockup. See “Distribution – Selling Shareholders.”

Our Board of Directors used its business judgment in setting a value of $0.001 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

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This is a “best efforts” offering. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

No sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or your net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular Supplement is September 22, 2017.

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We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to "SNM Global", "we", the "Company", "our" and "us" refer to the activities of and the assets and liabilities of the business and operations of SNM Global Holdings

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Our Business" and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in "Risk Factors" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

·	The speculative nature of the companies we intend to develop;

·	Our ability to successfully develop material revenue streams from developmental stage companies we are acquiring, many of which are are close to start up and not operating at the present time.

·	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a "going concern;"

·	Our ability to effectively execute our business plan;

·	Our ability to manage our expansion, growth and operating expenses;

·	Our ability to finance our businesses;

·	Our ability to promote our businesses;

·	Our ability to compete and succeed in highly competitive and evolving businesses;

·	Our ability to respond and adapt to changes in technology and customer behavior; and

·	Our ability to protect our intellectual property and to develop, maintain and enhance strong brands.

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Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the "Risk Factors" section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Company Information

The Company, sometimes referred to herein as "we," "us,” “our," and the "Company" and/or "SNM Global" was incorporated on December 29, 2006, under the laws of the State of Nevada, to engage in any lawful corporate undertaking.

The Issuer's offices are located at 7950 NW 53rd Street, Suite 337, Miami, Florida 33166, Phone: 410-733-6551, Email: troy.lowman@yahoo.com We maintain a website at  http://www.globaltechhldgs.com. We do not incorporate the information on or accessible through our website into this Offering Circular, and you should not consider any information on, or that can be accessed through, our website a part of this Offering Circular.

SNM Global is a Nevada corporation. We incorporated in Nevada on December 29, 2006. Our fiscal year-end date is December 31.

SNM is an entertainment and media company that capitalizes on its promotional and marketing strengths by acquiring control of companies that have demonstrated public appeal. SNM then promotes these ventures to leverage the initial name recognition into large increases in revenues and profits.

Section 15(g) of the Securities Exchange Act of 1934

Our shares are covered by section 15(g) of the Securities Exchange Act of 1934, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell our securities and also may affect your ability to sell your shares in the secondary market.

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Section 15(g) also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to in understanding of the function of the penny stock market, such as  bid and offer quotes, a dealers spread and broker/dealer compensation; the broker/dealer compensation, the broker/dealers’ duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers’ rights and remedies in cases of fraud in penny stock transactions; and, the FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

Dividends

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The board of directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

Trading Market

Our Common Stock trades in the OTCMarket Pink Open Market Sheets under the symbol SNMN. The Issuer's securities have not recently been de-listed by any securities exchange. The Issuer filed a Form 15-12G with the Securities and Exchange Commission de-registering its Common Stock on December 22, 2006.

Business of Issuer

SNM is an entertainment and media company that capitalizes on its promotional and marketing strengths by acquiring control of companies that have demonstrated public appeal. SNM then promotes these ventures to leverage the initial name recognition into large increases in revenues and profits.

SNM acquires control and allows the key players in its ventures to keep substantial equity positions and creative control to motivate our teams to generate rapid growth

Currently SNM has seven target acquisitions. In general, SNM will take an active participation in daily activities and control the finances of the venture. Typically, SNM will take control of these ventures, have options share profits with existing management may have an option to take bigger percentages of equity.

Employees

We have five employees. The number of full-time employees may vary, increased or reduced as needed.

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BUSINESS

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SNM Global Holdings –  Our History

The Company, sometimes referred to herein as "we," "us,” “our," and the "Company" and/or "SNM Global" was incorporated in the State of Nevada on December 29, 2006

Our offices are located at 7950 NW 53rd Street, Suite 337, Miami, Florida 33166, Phone: 410-733-6551, Email: troy.lowman@snmholdings.com. Our website is http://www.snmholdings.com

Our Business

SNM is an entertainment and media company that capitalizes on its promotional and marketing strengths by acquiring control of companies that have demonstrated public appeal. SNM then promotes these ventures to leverage the initial name recognition into large increases in revenues and profits.

SNM acquires control and allows the key players in its ventures to keep substantial equity positions and creative control to motivate our teams to generate rapid growth

Currently SNM has seven target acquisitions. In general, SNM will take an active participation in daily activities and control the finances of the venture. Typically, SNM will take control of these ventures, have options share profits with existing management may have an option to take bigger percentages of equity.

THE OFFERING

Issuer:	SNM Global Holdings

Securities offered:	We are offering 1,900,000,000 shares of our common stock, par value $0.001 ("Common Stock") at an offering price of $.001 per share for 1,000,000,000 shares and an offering price of $0.01 for 900,000,000 shares (the "Offered Shares"). Another 825,000,000 shares are being offered for selling shareholders, including shares to be issued under Common Stock Purchase Warrants. (See “Distribution – Selling Shareholders.”)

Number of shares of Common Stock outstanding before the offering:	1,094,211,721 shares

Number of shares of Common Stock to be outstanding after the offering:	2,994,211,721 shares, if the maximum amount of Offered Shares are sold

Price per share:	$0.001 for 1,000,000,000 shares and $0.01 for 900,000,000 shares.

No Minimum offering amount:	As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Maximum offering amount:	1,000,000,000 shares at $0.001 per share, or $1,000,000, 900,000,000 shares at $0.01 per share or $9,000,000, and another 82,500,000 shares for selling shareholders or $825,000. (See “Distribution – Selling Shareholders.”)

Trading Market:	Our Common Stock trades on the OTCMarkets Pink Open Market Sheets division under the symbol "SNMN."

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Use of proceeds:	If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses) will be $9,600,000. We will use these net proceeds for acquisitions and working capital and other general corporate purposes.

Risk factors:

Investing in our Common Stock involves a high degree of risk, including:

Speculative nature of our businesses, including the movie business.

Risks of consumer preferences in the movie business, the restaurant and entertainment businesses.

Risks of government programs and regulations in the school business.

Risks of acquiring and managing new companies.

Immediate and substantial dilution.

Limited market for our stock.

See "Risk Factors."

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this Offering Circular, before purchasing our Common Stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Cautionary Statement Regarding Forward-Looking Statements".

Risks Relating to Our Businesses

Risks Related to the Movie Business

We may borrow funds and secure those loans with our assets, which would put those assets at risk.

We may obtain a commercial line of credit to finance costs of production and distribution and to finance the subsequent costs of our film properties. The loans we obtain will be secured by our assets, which will put those assets at risk of forfeiture if we are unable to make our required payment.

Because the motion picture industry is highly speculative and inherently risky, our motion picture may not be commercially successful, in which case we will not be able to recover our costs or realize anticipated profits.

The motion picture industry is highly speculative and inherently risky. We cannot assure you that any motion picture we release, distribute, license, acquire or produce will be successful since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The revenues derived also may not necessarily correlate to the production or distribution costs incurred. A motion picture's commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the motion pictures or other programs that we release, distribute, license, acquire or produce will not be commercially successful, resulting in costs not being recovered or anticipated profits not being realized. Additionally, forecasting film revenue and associated gross profits from our films prior to release is extremely difficult and may result in significant write-offs.

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There are significant risks associated with the motion picture industry.

The completion and commercial success of a motion picture is extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Each motion picture is an individual artistic work, and its commercial success is primarily determined by audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

•	talent and crew availability,

•	financing requirements,

•	distribution strategy, including the time of the year and the number of screens on which it is shown,

•	the number, quality and acceptance of other competing films released into the marketplace at or near the same time,

•	critical reviews,

•	the availability of alternative forms of entertainment and leisure time activities,

•	piracy and unauthorized recording, transmission and distribution of motion pictures,

•	general socioeconomic conditions and political events,

•	weather conditions, and

•	other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film’s box office receipts adversely.

Enforcing our proprietary rights may require litigation.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to protect our patents, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

We are subject to risks caused by the availability and cost of insurance.

Changing conditions in the insurance industry have affected most areas of corporate insurance. These changes have in the past and may in the future result in higher premium costs, higher deductibles and lower insurance coverage limits. Due to these factors, we have elected to self-insure certain risks.

Domestic theatrical distribution is very competitive and dominated by major studio distributors.

Domestic theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States typically are committed at any one time to between 10 and 15 films distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures and art-house films, there is intense competition for screen availability for these films as well. The number of motion pictures released theatrically in the United States also has increased in recent years, which has increased competition for exhibition outlets and audiences.

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We face numerous risks in our international licensing activities.

We may derive revenues from licensing distribution rights in territories outside the United States. Our financial results and results of operations could be negatively affected by the risks inherent in international trade, many of which are beyond our control. These risks include:

·	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes, and changes in these laws;

·	differing cultural tastes and attitudes, including varied censorship laws;

·	differing degrees of protection for intellectual property;

·	motion picture piracy;

·	financial instability and increased market concentration of buyers in foreign television markets including in European pay television markets;

·	the instability of foreign economies and governments;

·	changes in foreign currency exchange rates and currency controls;

·	trade protection measures;

·	longer accounts receivable collection patterns;

·	changes in regional or worldwide economic or political conditions;

·	war and acts of terrorism; or

·	natural disasters.

Because our contracts are typically denominated in U.S. dollars, advances and minimum guarantees of license fees payable to us by foreign distributors, and advances and minimum guarantees that we pay to foreign producers in connection with the acquisition of distribution rights, generally are unaffected by exchange rate fluctuations. However, to the extent our agreements with foreign sub-distributors require them to pay us a percentage of revenues in excess of any advance or minimum guarantee, fluctuations in the currencies in which these revenues are received by the sub-distributor may affect the amount of U.S. dollars that we receive in excess of any minimum guarantee. Exchange rate fluctuations also could affect the ability of sub-distributors to pay agreed minimum guarantees or to bid for and acquire rights to motion pictures that we distribute. Although exchange rate fluctuations generally have not had a material effect on our results of operations in the past, we cannot assure you that these fluctuations will not have a material impact on our future results of operations.

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Piracy of motion pictures, including digital and Internet piracy, may decrease revenue received from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats, which facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free TV and the Internet. The proliferation of unauthorized copies and piracy of these products has an adverse effect on our business because these products reduce the revenue we receive from our legitimate products. Unauthorized copying and piracy are prevalent in territories outside of the U.S., Canada and Western Europe and in countries where we may have difficulty enforcing our intellectual property rights. The U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted or, if enacted, effective. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of motion picture piracy.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on us or on the motion picture industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments, including developments in DVD formats, such as HI-DEF and Blue Ray, and digital delivery. Due to rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or availability of alternative forms of entertainment may have on the potential revenue from and profitability of our films. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. For example, while we may benefit from the rapid growth in the DVD market, we cannot be assured that such growth will continue, or that other developing distribution channels, such as video-on-demand, will be accepted by the public or that, if they are accepted by the public, we will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing delivery channels, such as DVDs, will decrease. If we are unable to exploit new delivery channels to the same extent that we have exploited existing channels, our business, results of operations or financial condition would be materially adversely affected.

Our business involves risks of liability claims for entertainment content, which could adversely affect our business, results of operations and financial condition.

As an owner and distributor of entertainment content, we may face potential liability for:

·	defamation;

·	invasion of privacy;

·	right of publicity or misappropriation;

·	actions for royalties and accounting;

·	breach of contract;

·	negligence;

·	copyright or trademark infringement (as discussed below); and

·	other claims based on the nature and content of the materials distributed.

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These types of claims have been brought, sometimes successfully, against broadcasters, producers and distributors of entertainment content. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

We face substantial capital requirements and financial risks.

Our business requires a substantial investment of capital. The development and distribution of motion pictures and other media programs require a significant amount of capital. A significant amount of time will elapse between our expenditure of funds and the receipt of commercial revenues from or government contributions to our films or programs. This time lapse requires us to use a significant portion of our capital or obtain requirements from other financing sources. Although we intend to continue to reduce the risks of our production exposure through pre-sales to distributors, we cannot assure you that we will implement successfully these arrangements or that we will not be subject to substantial financial risks relating to the production, acquisition, completion and release of our film. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition. In addition, if our film's production or distribution incurs substantial budget overruns, we cannot assure you that we will recoup these costs, which could have a material adverse effect on our business, results of operations and financial condition. Increased costs incurred with respect to our film may result in such film not being ready for release at the intended time and the postponement to a potentially less favorable time, all of which could cause a decline in performance, and thus the overall financial success of such film. Budget overruns could also prevent the Film from being completed or released. Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Since we may require additional funds before we can complete our film, our expenses may be increased and it may take us longer to generate revenues.  We have no way to predict when we will complete our film.

Since we are not generating revenues, we may need to raise additional capital through either equity or debt financings in order to continue operations and complete our film. We have no identifiable source of such funds and cannot guarantee that any source will develop in the near future. General overhead and administrative costs will be incurred by us during this period, which means any delay would also increase our expenses and reduce your potential return. If we do not have an additional source of operating capital and we are unable to complete the post production and marketing of our film, our ability to continue our business will be compromised and we may be forced to either significantly curtail our operations or shut down altogether.

The distribution of our film could be affected by rating restrictions that would limit its marketability and accessibility to wider audiences, thus reducing our ability to generate revenues from its distribution.

Because our film contains mature themes, it may be subject to ratings restrictions and censorship, which would reduce our ability to commercialize our film.  Certain agreements we plan to obtain, including agreements with distribution companies, may be contingent upon our film ultimately receiving a rating classification from the Motion Picture Association of America, or MPAA, that is no more restrictive than PG.

We intend to produce our film in such a manner that it will receive a PG rating. However, our film contains mature themes, and it is difficult to predict how the MPAA will classify our film. If our film is unable to obtain a rating less restrictive than PG-13, then marketing and advertising support from the distributor may be reduced, resulting in fewer distribution venues and thus a smaller audience.

In addition, censors in certain foreign jurisdictions might find elements of Our film to be objectionable. We may be forced to make revisions before exhibiting Our film in these jurisdictions, further adding to our expenses. The release of Our film in certain jurisdictions may be denied regardless of revisions. These occurrences would reduce our international revenues.

We have not made any distribution agreements.

We have not entered into any distribution agreements. Therefore, the sale of our film is not assured at the present time and is dependent upon its acceptance in the marketplace by distributors at the time we market the Film, as well as the state of the market and competition for distribution outlets at that time.

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We face competition for a finite amount of domestic and foreign markets from existing independent feature film production companies.  Almost all of our competitors have greater financial and other resources than we have.
The motion picture industry is intensely competitive. Competition comes from companies within the same business and companies in other entertainment media that create alternative forms of leisure entertainment. We will be competing with the major film studios that dominate the motion picture industry. Some of these companies include: News Corporation's Twentieth Century Fox; AOL Time Warner's Warner Bros. including Turner, New Line Cinema and Castle Rock Entertainment; Viacom's Paramount Pictures; Vivendi Universal's Universal Studios; Sony Corp.'s Sony Pictures including Columbia and TriStar; Walt Disney Company's Buena Vista, Touchstone and Miramax and Metro-Goldwyn-Mayer including MGM Pictures, UA Pictures, Orion and  Goldwyn. We will also compete with numerous independent motion picture production companies, television networks, and pay television systems, for the acquisition of literary properties, the services of performing artists, directors, producers, and other creative and technical personnel, and production financing. Nearly all of the companies we will compete with are organizations of substantially larger size and capacity, with far greater financial and personnel resources and longer operating histories, and may be better able to acquire properties, personnel and financing, and enter into more favorable distribution agreements.  In addition, our film will compete for audience acceptance with motion pictures produced and distributed by other companies. Our success is dependent on public taste, which is both unpredictable and susceptible to rapid change.

In order to be competitive, we must create a motion picture of aesthetic and narrative quality comparable to the films of the major film studios that appeals to a wide range of public taste both in the United States and abroad. Also, we plan on exploiting similar methods of distribution available to motion pictures. If we are unable to effectively compete with either the smaller or larger competition, our ability to earn revenue will be compromised and we may have to cease doing business. As a result, investors in us could lose their entire investment.

We could be adversely affected by strikes and other union activity.

We do not have any unionized employees within our company, but we do rely on members of the Screen Actors Guild, the Writers Guild of America, the Directors Guild of America and other guilds in connection with most of our productions. We are currently subject to collective bargaining agreements with these unions and, therefore, must comply with all provisions of those agreements in order to hire actors, directors or writers who are members of these guilds. Provisions in each labor contract with each of the Guilds obligate us to pay residuals to their members based on various criteria including the airing of films or cash collections. If we fail to pay such residuals to those entitled to receive them, any of the unions that represent our actors, writers and directors may have the right to foreclose on the film giving rise to such residual in order to compensate its union members accordingly. Additionally, we may be adversely impacted by work stoppages or strikes. For example, the four-month long strike by the Writers Guild, which ended February 2008, diminished the pool of writers available to us during such work stoppage. The collective bargaining agreement with the Screen Actors Guild expires in June 2008, and a halt or delay in negotiating a new industry-wide union contract, depending on the length of time involved, could lead to a strike by union members and cause delays in the development, production and completion of our films and thereby could adversely affect the revenue that our films generate. Any new collective bargaining agreements may increase our expenses in the future.

Business interruptions and disasters could adversely affect our operations.

Our operations are vulnerable to outages and interruptions due to fire, flood, power loss, telecommunications failures and similar events beyond our control. We may operate or store our film in California. California locations have, in the past, and may, in the future, be subject to earthquakes as well as electrical blackouts as a consequence of a shortage of available electrical power. In addition, we will not have business interruption insurance as well as property damage insurance to cover losses that stem from an event that could disrupt our business. Our film is unique in nature and cannot be easily reproduced. If any storage facility were to suffer damage or destruction such that our film were no longer able to be licensed to third parties, our opportunity to generate revenue by re-licensing our content would be limited and would potentially impact our earnings and financial condition.

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We may incur significant expenses in order to protect and defend against intellectual property claims, including claims where others may assert intellectual property infringement claims against us.

Our success depends, in part, upon sufficient protection of our intellectual property. There can be no assurance that infringement or misappropriation claims (or claims for indemnification resulting from such claims) will not be asserted or prosecuted against us, or that any assertions or prosecutions will not materially adversely affect our business, financial condition or results of operations. Notwithstanding the validity or the successful assertion of such claims, we would incur significant costs and diversion of resources with respect to the defense thereof, which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license of a third party’s intellectual property rights. We cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms or at all.

Our intellectual property rights may not be enforceable in certain foreign jurisdictions.

We attempt to protect our proprietary and intellectual property rights in our productions through available copyright and trademark laws as well as through licensing and distribution arrangements with reputable international companies in specific territories and for limited durations. We rely on copyright laws to protect the works of authorship created by us or transferred to us via assignment or by operation of law as works made for hire. We have generally recorded or registered our copyright and trademark interests in the United States. Despite these precautions, existing copyright and trademark laws vary from country to country and the laws of some countries in which our productions are marketed may not protect our intellectual property to the same extent as do U.S. laws, or at all. Furthermore, although copyrights and trademarks that arise under United States and United Kingdom law will be recognized in most other countries (as most countries are signatories to the Berne Convention, the Universal Copyright Convention and the Madrid Protocol), we cannot guarantee that courts in other jurisdictions will afford our copyrights and trademarks the same treatment as do courts in the United States or the United Kingdom. Although we believe that our intellectual property is enforceable in most jurisdictions, we cannot guarantee such validity or enforceability.

We may incur accelerated film amortization or significant write-offs if our estimate of total revenue for each film is not accurate.

We will use the individual film-forecast-computation method to amortize our capitalized film production costs. We are required to amortize capitalized film production costs over the expected revenue streams as we recognize revenue from each of the associated films. The amount of film production costs that will be amortized depends on the amount of future revenue we expect to receive from each film. If estimated ultimate revenue declines, amortization of capitalized film costs will be accelerated and future margins may be lower than expected. If estimated ultimate revenue is not sufficient to recover the unamortized film production costs, the unamortized film production costs will be written down to fair value. Such accelerated amortization would adversely impact our business, operating results and financial condition. Furthermore, we will base our estimates of revenue on a variety of information, including recent sales data from domestic and major international licenses and other sources. If the estimates are not correct, and our internal controls over such information do not detect such an error, the amount of revenue and related expenses that we recognize could be incorrect, which could result in fluctuations in our earnings.

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We may access a variety of film production incentives and subsidies offered by foreign countries and the United States that reduce our production costs. If these incentives and subsidies become less accessible to us or to our production partners, or if they are eliminated, modified, denied or revoked, our production costs could substantially increase.

Production incentives and subsidies for film production are widely used throughout the industry and are important in helping to offset production costs. Many foreign countries, the United States and individual states have programs designed to attract production. Canada is a notable example. Incentives and subsidies are used to reduce production costs and such incentives and subsidies take different forms, including direct government rebates, sale and leaseback transactions or transferable tax credits. We may benefit from these financial incentives and subsidies in Canada as well as in Germany, the United Kingdom, Ireland, Hungary, South Africa, Australia, New Zealand and the United States. The laws and procedures governing these production incentives are subject to change. If we or our production partners are unable to access any of these incentives and subsidies because they are modified or eliminated, we may be forced to restructure the financing of our film productions, increasing the likelihood that our inability to offset production costs will cause our profits to decrease. Further, the applications for these incentives and subsidies often are prepared and filed by our production partners, rather than by us, and they are subject to guidelines and criteria mandated by foreign, United States or state governments. We do not control the application or approval processes. If these applications are denied or revoked for any reason, impacting the operations of our production partners, we may be forced to restructure the financing of our film productions. Failure to achieve the cost savings that we have historically achieved could have a material adverse effect on our results of operations, financial condition and cash flows.

If consumers spend less on entertainment-related goods and services, we may have difficulty generating revenues and becoming profitable.

Our business opportunities are directly dependent upon the level of consumer spending on entertainment products and other related products, a discretionary spending item. In addition, our success depends upon a number of factors relating to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates, and tax rates. Consumer spending in general or spending in the entertainment market in particular may decline, which would likely have a direct effect on our ability to generate revenues.

Our success is primarily dependent on audience acceptance of our film, which is extremely difficult to predict and therefore inherently risky.

We cannot predict the economic success of our motion pictures because the revenue derived from the distribution of our motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public’s acceptance of competing films, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

In general, the economic success of a motion picture is dependent on its domestic theatrical performance, which is a key factor in predicting revenue from other distribution channels and is largely determined by our ability to produce content and develop stories and characters that appeal to a broad audience and the effective marketing of the motion picture. If we are unable to accurately judge audience acceptance of our film content or to have the Film effectively marketed, the commercial success of the Film will be in doubt, which could result in costs not being recouped or anticipated profits not being realized. Moreover, we cannot assure you that our film will generate enough revenue to offset its distribution and marketing costs, in which case we would not receive any gross receipts for such film.

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The costs of producing and marketing feature films have steadily increased and may increase in the future, which may make it more difficult for a film to generate a profit or compete against other films. The production and marketing of theatrical feature films requires substantial capital and the costs of producing and marketing feature films have generally increased in recent years. These costs may continue to increase in the future, which may make it more difficult for our films to generate a profit or compete against other films. Historically, production costs and marketing costs have risen at a rate faster than increases in either domestic admissions to movie theaters or admission ticket prices. A continuation of this trend would leave us more dependent on other media, such as home video, television, international markets and new media for revenue.

We compete for audiences based on a number of factors, many of which are beyond our control.

Despite a general increase in movie theater attendance, the number of animated and live-action feature films released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may make it more difficult for our film to succeed. In particular, we compete directly against family oriented live-action films. Oversupply of such products may become most pronounced during peak release times, such as school holidays, national holidays and the summer release season, when theater attendance has traditionally been highest. Although we may seek to release our film during peak release times, we cannot guarantee that we will be able to release all of our films during those times and, therefore, may miss potentially higher gross box-office receipts. In addition, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only 10 to 15 films distributed nationally by major studio distributors. If our competitors were to increase the number of films available for distribution and the number of exhibition screens remained static, it could be more difficult for us to release our film during an optimal release period.

Our film production budgets may increase, and film production spending may exceed our budget.

Our film budget may continue to increase due to factors including, but not limited to, (1) escalation in compensation rates of people required to work on our current projects, (2) number of personnel required to work on our current projects, (3) equipment needs, (4) the enhancement of existing, or the development of new, proprietary technology and (5) the expansion of our facilities to accommodate the growth of the studio. Due to production exigencies, which are often difficult to predict, it is not uncommon for film production spending to exceed film production budgets, and our current project may not be completed within the budgeted amounts.

Risks Related to the Restaurant Business

Unfavorable publicity could harm our business.

Restaurant businesses such as our proposed acquisitions can be adversely affected by publicity resulting from, among other things, complaints or litigation or general publicity regarding poor food quality, food-borne illness, personal injury, food tampering, team member relations, adverse health effects of consumption of various food products or high-calorie foods (including obesity), perceptions of corporate and social responsibility, or other concerns. Negative publicity from traditional or digital media, or from on-line social network postings may also result from actual or alleged incidents or events in our restaurants. Regardless of whether the allegations or complaints are valid, unfavorable publicity relating to a number of our restaurants, or only to a single restaurant, could adversely affect public perception of the entire brand. Adverse publicity and its effect on overall consumer perceptions of food safety, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.

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Changes in consumer preferences or discretionary consumer spending could harm our performance.

The success of our proposed acquisitions depends, in part, upon the continued popularity of our concepts and shifts in these consumer preferences could negatively affect our future profitability. Negative publicity over the health aspects of certain food items may adversely affect consumer demand for our menu items and could result in a decrease in guest traffic to our restaurants, which could materially harm our business. Additionally, our success depends, in part, on a consumer preference for eating away from home and to an extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. A decline in consumer spending or in economic conditions could reduce guest traffic or impose practical limits on pricing, either of which could harm our business, financial condition, operating results or cash flow. In addition, by May 2017, we will be required to disclose calorie counts for all food and certain beverage items on our menus, due to federal regulations, and this may have an effect on consumers’ eating habits. Shifts in consumer preferences could also be based on health concerns related to the cholesterol, carbohydrate, fat, calorie, sugar or salt content of certain food items, including items featured on our menu.

Litigation, including the defense and resolution of class and collective actions, could materially impact our business.

We could be subject to various lawsuits, administrative proceedings and claims that arise in the course of business. We could be party to class and collective actions, along with other complex legal disputes, that could materially impact our business by requiring, among other things, unanticipated management attention, significant attorney fee and settlement spend or operational adjustments implemented in response to a settlement, court order or in an effort to mitigate future exposure.

Increased wage and hour litigation, including claims relating to the Fair Labor Standards Act, analogous state laws, or other state wage and hour laws could result in significant attorney fee and settlement costs. Resolution of non-litigated alleged wage and hour violations could also negatively impact our performance. The potential settlement of, or awards of damages for, such claims also could materially impact our financial performance as could operational adjustments implemented in response to a settlement, court order or in an effort to mitigate future exposure. Additionally, an increased volume of alleged statutory violations or matters referred to an agency for potential resolution could result in significant attorney fee and settlement costs that could, in the aggregate, materially impact our financial performance.

We may have litigation in a variety of matters, some matters may be unpredictable or unanticipated, and the frequency and severity of litigation could increase. Our legal and regulatory environment includes matters such as food safety and food borne illness, premises liability, advertising and promotions, employment, franchise relations, shareholders, intellectual property, data privacy, and a variety of other matters. Because lawsuits are inherently unpredictable, assessing contingencies is highly subjective and requires judgments about future events. A judgment that is not covered by insurance or that is significantly in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

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We may be unable to compete effectively in the restaurant industry.

The restaurant industry is intensely competitive and heavily saturated. We believe we compete primarily with regional and local entertainment bars, casual dining and fast casual establishments, and to a lesser extent, quick service take-out concepts and quick service restaurants. In addition, independent owners of local or regional establishments may enter our markets without significant barriers to entry and such establishments may provide price competition for our restaurants. Competition in the casual dining, quick casual and quick service segments of the restaurant industry is expected to remain intense with respect to price, service, location, concept and the type and quality of food. We also face intense competition for real estate sites, qualified management personnel, and hourly restaurant staff.

If we are unable to identify and obtain suitable new restaurant sites and successfully open new restaurants, our revenue growth rate and profits may be reduced.

We will require that all proposed restaurant sites, whether for company-owned or franchised restaurants, meet our site selection criteria. We may make errors in selecting these criteria or applying these criteria to a particular site, or there may be an insignificant number of new restaurant sites meeting these criteria that would enable us to achieve our planned expansion in future periods. We face significant competition from other restaurant companies and retailers for sites that meet our criteria and the supply of sites may be limited in some markets. As a result of these factors, our costs to obtain and lease sites may increase, or we may not be able to obtain certain sites due to unacceptable costs, which may reduce our growth.

Delays in opening new restaurants could hurt our ability to meet our growth objectives, which may affect our results of operations, the expectations of securities analysts and shareholders and thus our stock price. Further, any restaurants that we, or our franchisees, open may not achieve operating results similar or better than our existing restaurants. If we are unable to generate positive cash flow from a new restaurant, we may be required to recognize an impairment loss with respect to the assets for that restaurant. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control. These factors include: Negotiating acceptable lease or purchase terms for new restaurants; Our ability to obtain necessary credit with our landlords; Cost effective and timely planning, design and build-out of restaurants; Creating guest awareness of our restaurants in new markets; Competition in new and existing markets; and General economic conditions.

New restaurants added to our existing markets may take sales from existing restaurants, and existing restaurant performance in the future may vary from the past.

We and our franchisees intend to open new restaurants in our existing markets, which may reduce sales performance and guest visits for existing restaurants in those markets. In addition, new restaurants added in existing markets may not achieve sales and operating performance at the same level as established restaurants in the market. We review established restaurants regularly for financial performance and other related factors including demographics, economic conditions, consumer preferences, and brand consistency, and we may remodel, relocate, franchise or close restaurants. Same store sales, average unit volumes, guest traffic levels and margins of existing restaurants may increase or decrease relative to past performance.

We may experience higher-than-anticipated costs associated with the opening of new restaurants or with the closing, relocating, and remodeling of existing restaurants, which may adversely affect our results of operations.

Our revenues and expenses can be impacted significantly by the location, number, and timing of the opening of new restaurants and the closing, relocating, and remodeling of existing restaurants. We incur substantial pre-opening expenses each time we open a new restaurant and incur other expenses when we close, relocate, or remodel existing restaurants. These expenses are generally higher when we open restaurants in new markets, but the costs of opening, closing, relocating or remodeling any of our restaurants may be higher than anticipated. An increase in such expenses could have an adverse effect on our results of operations.

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We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants.

The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. We are subject to gaming regulations with respect to our gaming operations within our company-owned restaurants in Las Vegas. Our business may increasingly involve takeout or delivery of food or alcoholic beverages or in-restaurant gaming or technology-supported experiences and those activities may be subject to regulation. The failure to obtain and maintain these licenses, permits and approvals, including food, liquor and gaming licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend, or deny renewal of our food and liquor licenses if they determine that our conduct violates applicable regulations.

Economic conditions could have a material adverse impact on our landlords or other tenants in retail centers in which we are located, which in turn could negatively affect our financial results.

Our landlords may be unable to obtain financing or remain in good standing under their existing financing arrangements, resulting in failures to pay required construction contributions or satisfy other lease covenants to us. In addition other tenants at retail centers in which we are located or have executed leases may fail to open or may cease operations. If our landlords fail to satisfy required co-tenancies, such failures may result in our terminating leases or delaying openings in these locations. Also, decreases in total tenant occupancy in retail centers in which we are located may affect guest traffic at our restaurants. All of these factors could have a material adverse impact on our operations.

The sale of alcoholic beverages at our restaurants is a significant contributor to sales and margins and subjects us to additional regulations and potential liability.

The layout of our restaurants may include a full bar with an extensive selection of domestic, imported and craft beers on tap, as well as bottled beer, wine and liquor. Alcoholic beverages represent a substantial portion of our sales. Consumer preferences for alcoholic beverages may change and affect the composition of our sales and margin mix. Promotional programs and support by beverage manufacturers and distributors may change from time to time and affect our sales, advertising and promotion cost, or product mix.

Because our restaurants sell alcoholic beverages, we are required to comply with the alcohol licensing requirements of the federal government, states and municipalities where our restaurants are located. Alcoholic beverage control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises and to provide service for extended hours and on Sundays. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the restaurants, including minimum age of guests and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages. If we fail to comply with federal, state or local regulations, our licenses may be revoked and we may be forced to terminate the sale of alcoholic beverages at one or more of our restaurants.

In certain jurisdictions we are subject to “dram shop” statutes, which generally allow a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Some dram shop litigation against restaurant companies has resulted in significant judgments, including punitive damages. Further, growing movements to change laws relating to alcohol may result in a decline in alcohol consumption at our restaurants or increase the number of dram shop claims made against us, either of which may negatively impact operations or result in the loss of liquor licenses.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, wages, employee benefits, insurance arrangements, construction, utilities, and other key operating costs. If our selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

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We may not be able to attract and retain qualified Team Members and key executives to operate and manage our business.

Our success and the success of our individual restaurants and business depends on our ability to attract, motivate, develop and retain a sufficient number of qualified key leaders and restaurant employees, including restaurant managers, and hourly Team Members. The inability to recruit, develop and retain these individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, thus increasing the cost to efficiently operate our restaurants. This could inhibit our expansion plans and business performance and, to the extent that a labor shortage may force us to pay higher wages, harm our profitability. Volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted equity compensation. The loss of any of our key leaders could jeopardize our ability to meet our financial targets.

Changes in employment laws or regulation could harm our performance.

Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, paid time off, work scheduling, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers’ compensation rates, citizenship requirements, union membership, and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to, or make reasonable accommodations for disabled persons.

We may be subject to increased labor costs.

Our restaurant operations are subject to federal and state laws governing such matters as minimum wages, working conditions, overtime, and tip credits. As federal, state, and local minimum wage rates increase, we may need to increase not only the wages of our minimum wage employees, but also the wages paid to employees already earning a wage rate above minimum wage. Labor shortages, increased employee turnover, and health care mandates also could increase our labor costs. This, in turn, could lead us to increase prices which could impact our sales. Competitive pressures beyond regulatory requirements may affect our cost to attract, reward and retain Team Members and managers. Conversely, if competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline.

Our strategic growth and innovation activities may not perform in accordance with our expectations.

Our ability to grow gross sales and increase profitability is dependent on designing and executing effective business strategies consistent with those described in our strategy. If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition, and results of operations may suffer.

Our brands may not be successful.

We will have a majority investment in our restaurants. If these brands do not succeed, we risk losing all or a substantial portion of our investment in that brand. In addition, our overall long-term growth may be affected by the level of success achieved by either of these restaurant concepts.

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Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

Possible shortages or interruptions in the supply of food items and other supplies to our restaurants caused by inclement weather, terrorist attacks, natural disasters such as floods, drought and hurricanes, global warming, avian influenza, pandemics, the inability of our vendors to obtain credit in a tightened credit market, or other distribution dependencies, food safety warnings or advisories or the prospect of such pronouncements, or other conditions beyond our control, could adversely affect the availability, quality and cost of items we buy and the operations of our restaurants. Our inability to effectively manage supply chain risk could increase our costs and limit the availability of products critical to our restaurant operations.

A regional or global health pandemic could severely affect our business.

A health pandemic is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. If a regional or global health pandemic were to occur, depending upon its duration and severity, our business could be severely affected. We have positioned our brand as a place where people can gather together. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. A regional or global health pandemic might also adversely impact our business by disrupting or delaying production and delivery of materials and products in our supply chain and by causing staffing shortages in our restaurants. The impact of a health pandemic on us might be disproportionately greater than on other companies that depend less on the gathering of people together for the sale or use of their products and services.

We are dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely on information systems across our operations, including, for example, point-of-sale processing in our restaurants, management of our supply chain, collection of cash and credit and debit card payments, payment of obligations, and various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of these sometimes-complex systems, including reliance upon third-party service and technology providers. The failure of these systems to operate effectively, disputes with our technology vendors, problems with maintenance, upgrading or transitioning to replacement systems, or a breach in security of these systems could cause delays in customer service, reduce efficiency in our operations, require significant investment to remediate, require significant legal expense, or cause negative publicity that could damage our brand. Significant capital investments might be required to remediate any problems.

Our in-restaurant guest-facing technologies may not drive restaurant traffic as anticipated; furthermore, difficulties in developing the technology or integrating it with our other systems may delay a technology roll out or result in its cancellation.

A security failure in our information technology systems could expose us to potential liability and loss of revenues.

We accept credit and debit card payments in our restaurants. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen, including a number of highly publicized incidents with well-known retailers. The intentional, inadvertent or negligent release or disclosure of data by our company or our service providers could result in theft, loss, fraudulent or unlawful use of customer data, some or all of which could harm our reputation or require remediation, or result in other costs, fines or legal expenses.

We also collect and maintain personal information about our Team Members, and our guests as part of marketing programs. The collection and use of such information is regulated at federal and state levels, and the regulatory environment related to information security and privacy is increasingly demanding. At the same time, we are relying increasingly on cloud computing and other technologies that result in third parties holding significant amounts of customer or employee information on our behalf. If the security and information systems that we or our outsourced third party providers use to store or process such information are compromised or if we, otherwise fail to comply with these laws and regulations, we could face litigation, remediation costs, and the imposition of penalties that could adversely affect our financial performance and reputation as a brand or employer.

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Risks Related to the School Business

We are subject extensive regulations under Title IV

Our failure to comply with the extensive regulatory requirements for participation in Title IV Programs and school operations could result in financial penalties, restrictions on our operations and loss of external financial aid funding, which could affect our revenues and impose significant operating restrictions on us.

Our industry is highly regulated by federal and state governmental agencies and by accrediting commissions. In particular, the HEA and DOE regulations specify extensive criteria and numerous standards that an institution must satisfy to establish to participate in the Title IV Programs.

If we are found not to have satisfied the DOE's requirements for Title IV Programs funding, one or more of our institutions, including its additional locations, could be limited in its access to, or lose, Title IV Program funding could adversely affect our revenue, as we received approximately 79% of our revenue (calculated based on cash receipts) from Title IV Programs in 2016, which would have a significant impact on our business and results of operations.  Furthermore, if any of our schools fails to comply with applicable regulatory requirements, the school and its related main campus and/or additional locations could be subject to, among other things, the loss of state licensure or accreditation, the loss of eligibility to participate in and receive funds under the Title IV Programs, the loss of the ability to grant degrees, diplomas and certificates, provisional certification, or the imposition of liabilities or monetary penalties, each of which could adversely affect our revenues and impose significant operating restrictions upon us. In addition, the loss by any of our schools of its accreditation, its state authorization or license, or its eligibility to participate in Title IV Programs would constitute an event of default under our credit agreement with our lender which could result in the acceleration of all amounts then outstanding with respect to our outstanding loan obligations.  The various regulatory agencies applicable to our business periodically revise their requirements and modify their interpretations of existing requirements and restrictions. We cannot predict with certainty how any of these regulatory requirements will be applied or whether each of our schools will be able to comply with these requirements or any additional requirements instituted in the future.

If we fail to demonstrate "administrative capability" to the DOE, our business could suffer.

DOE regulations specify extensive criteria an institution must satisfy to establish that it has the requisite "administrative capability" to participate in Title IV Programs. For a description of these criteria, see “Regulatory Environment – Administrative Capability.”

If we are found not to have satisfied the DOE's "administrative capability" requirements, or otherwise failed to comply with one or more DOE requirements, one or more of our institutions, including its additional locations, could be limited in its access to, or lose, Title IV Program funding.  A loss or decrease in Title IV funding could adversely affect our revenue, as we received approximately 79% of our revenue (calculated based on cash receipts) from Title IV Programs in 2016, which would have a significant impact on our business and results of operations.

Congress and the DOE may make changes to the laws and regulations applicable to, or reduce funding for, Title IV Programs, which could reduce our student population, revenues or profit margin.

Congress periodically revises the HEA and other laws governing Title IV Programs and annually determines the funding level for each Title IV Program. We cannot predict what if any legislative or other actions will be taken or proposed by Congress in connection with the reauthorization of the HEA or with other activities of Congress.  See “Regulatory Environment – Congressional Action.”  Because a significant percentage of our revenues are derived from the Title IV programs, any action by Congress or the DOE that significantly reduces funding for Title IV Programs or that limits or restricts the ability of our schools, programs, or students to receive funding through those Programs or that imposes new restrictions or constraints upon our business or operations could reduce our student enrollment and our revenues, and could increase our administrative costs and require us to modify our practices in order for our schools to comply fully with Title IV program requirements.  In addition, current requirements for student or school participation in Title IV Programs may change or one or more of the present Title IV Programs could be replaced by other programs with materially different student or school eligibility requirements.  If we cannot comply with the provisions of the HEA, as they may be revised, or if the cost of such compliance is excessive, or if funding is materially reduced, our revenues or profit margin could be materially adversely affected.

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The DOE has changed its regulations, and may make other changes in the future, in a manner which could require us to incur additional costs in connection with our administration of the Title IV Programs, affect our ability to remain eligible to participate in the Title IV Programs, impose restrictions on our participation in the Title IV Programs, affect the rate at which students enroll in our programs, or otherwise have a significant impact on our business and results of operations.

In October 2014, the DOE issued final regulations on gainful employment requiring each educational program to achieve threshold rates in two debt measure categories related to an annual debt to annual earnings ratio and an annual debt to discretionary income ratio. The regulations outline various scenarios under which programs could lose Title IV eligibility for failure to achieve threshold rates in one or more measures over certain periods of time ranging from two to four years. The regulations also require an institution to provide warnings to students in programs which may lose Title IV eligibility at the end of an award year. The final regulations also contain other provisions that, among other things, include disclosure, reporting, new program approval, and certification requirements.

In January 2016, the DOE began negotiated rulemaking to develop proposed regulations regarding a borrower’s ability to allege acts or omissions by an institution as a defense to the repayment of certain Title IV loans and the consequences to the borrower, the DOE, and the institution.  On November 1, 2016, the DOE published in the Federal Register the final version of these regulations with a general effective date of July 1, 2017 and which, among other things, include rules for:

·	establishing new processes, and updating existing processes, for enabling borrowers to obtain from the DOE a discharge of some or all of their federal student loans based on circumstances such as certain acts or omissions of the institution and for the DOE to impose and collect liabilities against the institution following the loan discharges;

·	establishing expanded standards of financial responsibility (see “Financial Responsibility Standards”);

·	requiring institutions to make disclosures to current and prospective students regarding the existence of certain of the circumstances identified in the expanded standards of financial responsibility;

·	calculating a loan repayment rate for each proprietary institution under standards established by the regulations and requiring institutions to provide warnings to current and prospective students if the institution has a loan repayment rate below specified thresholds;

·	prohibiting certain contractual provisions imposed by or on behalf of schools on students regarding arbitration, dispute resolution, and participation in class actions; and

·	expanding the existing definition of misrepresentations that could result in grounds for discharge of student loans and in liabilities and sanctions against the institution, including, without limitation, potential loss of Title IV eligibility.

On January 19, 2017, the DOE issued new regulations with an effective date of January 19, 2017 that update the Department’s hearing procedures for actions to establish liability against an institution and to establish procedural rules governing recovery proceedings under the DOE’s borrower defense to repayment regulations.  We are still in the process of evaluating the impact of these new and complex regulations on our business.  Among other things, the precise standards for student loan discharges are unclear and may be subject to unfavorable interpretations that could result in liabilities and other sanctions for our schools.  The expanded financial responsibility regulations may result in the DOE recalculating and reducing our composite score to account for DOE estimates of potential losses under some of the circumstances listed above and also may result in requirements to provide financial protection in amounts that are difficult to predict, calculated by the DOE under potentially subjective standards, and, in some cases, may be based solely on the existence of proceedings or circumstances that ultimately may lack merit or otherwise not result in liabilities or losses.  For example, the regulations state that the letter of credit or other form of financial protection required for an institution under the provisional certification alternative must equal 10 percent of the total amount of Title IV funds received by the institution during its most recently completed fiscal year plus any additional amount that DOE determines is necessary to fully cover any estimated losses unless the institution demonstrates that the additional amount if unnecessary to protect, or is contrary to, the Federal interest.

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We cannot predict the ultimate content of any new regulations the DOE may propose and implement in the future, or the potential impact of such regulations on us or our institutions. The implementation of any new regulations by the DOE could have a significant impact on the rate at which students enroll in our programs and on our business and results of operations.

If we or our eligible institutions do not meet the financial responsibility standards prescribed by the DOE, we may be required to post letters of credit or our eligibility to participate in Title IV Programs could be terminated or limited, which could significantly reduce our student population and revenues.

To participate in Title IV Programs, an eligible institution must satisfy specific measures of financial responsibility prescribed by the DOE or post a letter of credit in favor of the DOE and possibly accept other conditions on its participation in Title IV Programs.  The DOE published new regulations that establish expanded standards of financial responsibility that could result in a requirement that we submit to DOE a substantial letter of credit or other form of financial protection in an amount determined by the DOE, and be subject to other conditions and requirements, based on any one of an extensive list of triggering circumstances.  See “Regulatory Environment – Financial Responsibility Standards.”  Any obligation to post one or more letters of credit would increase our costs of regulatory compliance.  Our inability to obtain a required letter of credit or limitations on, or termination of, our participation in Title IV Programs could limit our students' access to various government-sponsored student financial aid programs, which could significantly reduce our student population and revenues.

We are subject to fines and other sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admissions or financial aid activities, which could increase our cost of regulatory compliance and adversely affect our results of operations.

An institution participating in Title IV Programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in enrolling students or securing financial aid to any person involved in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV Program funds. See “Regulatory Environment -- Restrictions on Payment of Commissions, Bonuses and Other Incentive Payments.”  We cannot predict how the DOE will interpret and enforce the incentive compensation rule.  The implementation of these regulations has required us to change our compensation practices and has had and may continue to have a significant impact on the rate at which students enroll in our programs and on our business and results of operations.  If we are found to have violated this law, we could be fined or otherwise sanctioned by the DOE or we could face litigation filed under the qui tam provisions of the Federal False Claims Act.

If our schools do not maintain their accreditation, they may not participate in Title IV programs, which could adversely affect our student population and revenues.

An institution must be accredited by an accrediting commission recognized by the DOE in order to participate in Title IV Programs. See “Regulatory Environment – Accreditation.”  If one of our schools fails to comply with accrediting commission requirements, the institution and its main and/or branch campuses are subject to the loss of accreditation or may be placed on probation or a special monitoring or reporting status which, if the noncompliance with accrediting commission requirements is not resolved, could result in loss of accreditation. Loss of accreditation by any of our main campuses would result in the termination of eligibility of that school and all of its branch campuses to participate in Title IV Programs and could cause us to close the school and its branches, which could have a significant impact on our business and operations.

Programmatic accreditation is the process through which specific programs are reviewed and approved by industry- and program-specific accrediting entities. Although programmatic accreditation is not generally necessary for Title IV eligibility, such accreditation may be required to allow students to sit for certain licensure exams or to work in a particular profession or career or to meet other requirements.    Failure to obtain or maintain such programmatic accreditation may lead to a decline in enrollments in such programs.  Moreover, under new gainful employment regulations issued by the DOE, institutions are required to certify that they have programmatic accreditation under certain circumstances.  See “Regulatory Environment – Gainful Employment.”  Failure to comply with these new requirements could impact the Title IV eligibility of educational programs that are required to maintain such programmatic accreditation.

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Our institutions would lose eligibility to participate in Title IV Programs if the percentage of their revenues derived from those programs exceeds 90%, which could reduce our student population and revenues.

Under the HEA reauthorization, a proprietary institution that derives more than 90% of its total revenue from Title IV Programs for two consecutive fiscal years becomes immediately ineligible to participate in Title IV Programs and may not reapply for eligibility until the end of at least two fiscal years. An institution with revenues exceeding 90% for a single fiscal year will be placed on provisional certification and may be subject to other enforcement measures.  See “Regulatory Environment – 90/10 Rule.” If any of our institutions loses eligibility to participate in Title IV Programs, that loss would cause an event of default under our credit agreement, would also adversely affect our students’ access to various government-sponsored student financial aid programs, and would have a significant impact on the rate at which our students enroll in our programs and on our business and results of operations.

Our institutions would lose eligibility to participate in Title IV Programs if their former students defaulted on repayment of their federal student loans in excess of specified levels, which could reduce our student population and revenues.

An institution may lose its eligibility to participate in some or all Title IV Programs if the rates at which the institution's current and former students default on their federal student loans exceed specified percentages.  See “Regulatory Environment – Student Loan Defaults.”  If former students defaulted on repayment of their federal student loans in excess of specified levels, our institutions would lose eligibility to participate in Title IV Programs, would cause an event of default under our credit agreement, would also adversely affect our students’ access to various government-sponsored student financial

We are subject to sanctions if we fail to correctly calculate and timely return Title IV Program funds for students who withdraw before completing their educational program, which could increase our cost of regulatory compliance and decrease our profit margin.

An institution participating in Title IV Programs must correctly calculate the amount of unearned Title IV Program funds that have been credited to students who withdraw from their educational programs before completing them and must return those unearned funds in a timely manner, generally within 45 days of the date the institution determines that the student has withdrawn. If the unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the DOE or may be otherwise sanctioned by the DOE, which could increase our cost of regulatory compliance and adversely affect our results of operations.

Regulatory agencies or third parties may conduct compliance reviews, bring claims or initiate litigation against us. If the results of these reviews or claims are unfavorable to us, our results of operations and financial condition could be adversely affected.

Because we operate in a highly regulated industry, we are subject to compliance reviews and claims of noncompliance and lawsuits by government agencies and third parties. If the results of these reviews or proceedings are unfavorable to us, or if we are unable to defend successfully against third-party lawsuits or claims, we may be required to pay money damages or be subject to fines, limitations on the operations of our business, loss of federal and state funding, injunctions or other penalties. Even if we adequately address issues raised by an agency review or successfully defend a third-party lawsuit or claim, we may have to divert significant financial and management resources from our ongoing business operations to address issues raised by those reviews or defend those lawsuits or claims.  Certain of our institutions are subject to ongoing reviews and proceedings.  See “Regulatory Environment – State Authorization,” “Regulatory Environment – Accreditation,” and “Regulatory Environment - Compliance with Regulatory Standards and Effect of Regulatory Violations.”

A decline in the overall growth of enrollment in post-secondary institutions, or in our core disciplines, could cause us to experience lower enrollment at our schools, which could negatively impact our future growth.

Enrollment in post-secondary institutions over the next ten years is expected to be slower than in the prior ten years.  In addition, the number of high school graduates eligible to enroll in post-secondary institutions is expected to fall before resuming a growth pattern for the foreseeable future. In order to increase our current growth rates in degree granting programs, we will need to attract a larger percentage of students in existing markets and expand our markets by creating new academic programs. In addition, if job growth in the fields related to our core disciplines is weaker than expected, as a result of any regional or national economic downturn or otherwise, fewer students may seek the types of diploma or degree granting programs that we offer or seek to offer. Our failure to attract new students, or the decisions by prospective students to seek diploma or degree programs in other disciplines, would have an adverse impact on our future growth.

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Our business could be adversely impacted by additional legislation, regulations, or investigations regarding private student lending because students attending our schools rely on private student loans to pay tuition and other institutional charges.

The U.S. Consumer Financial Protection Bureau (“CFPB”), under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, has supervisory authority over private education loan providers.  The CFPB has been active in conducting investigations into the private student loan market and issuing several reports with findings that are critical of the private student loan market.  The CFPB has initiated investigations into the lending practices of other institutions in the for-profit education sector.  The CFPB has issued procedures for further examination of private education loans and published requests for information regarding repayment plans and regarding arrangements between schools and financial institutions.  We cannot predict whether any of this activity, or other activities, will result in Congress, the CFPB or other regulators adopting new legislation or regulations, or conducting new investigations, into the private student loan market or into the loans received by our students to attend our institutions.  Any new legislation, regulations, or investigations regarding private student lending could limit the availability of private student loans to our students, which could have a significant impact on our business and operations.

Our success depends in part on our ability to update and expand the content of existing programs and develop new programs in a cost-effective manner and on a timely basis.

Prospective employers of our graduates increasingly demand that their entry-level employees possess appropriate technological skills. These skills are becoming more sophisticated in line with technological advancements in the automotive, diesel, information technology, and skilled trades. Accordingly, educational programs at our schools must keep pace with those technological advancements. The expansion of our existing programs and the development of new programs may not be accepted by our students, prospective employers or the technical education market. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as our competitors or as quickly as employers demand. If we are unable to adequately respond to changes in market requirements due to financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired, our placement rates could suffer and our revenues could be adversely affected.

In addition, if we are unable to adequately anticipate the requirements of the employers we serve, we may offer programs that do not teach skills useful to prospective employers or students seeking a technical or career-oriented education which could affect our placement rates and our ability to attract and retain students, causing our revenues to be adversely affected.

Competition could decrease our market share and cause us to lower our tuition rates.

The post-secondary education market is highly competitive. Our schools compete for students and faculty with traditional public and private two-year and four-year colleges and universities and other proprietary schools, many of which have greater financial resources than we do. Some traditional public and private colleges and universities, as well as other private career-oriented schools, offer programs that may be perceived by students to be similar to ours. Most public institutions are able to charge lower tuition than our schools, due in part to government subsidies and other financial resources not available to for-profit schools. Some of our competitors also have substantially greater financial and other resources than we have which may, among other things, allow our competitors to secure strategic relationships with some or all of our existing strategic partners or develop other high profile strategic relationships, or devote more resources to expanding their programs and their school network, or provide greater financing alternatives to their students, all of which could affect the success of our marketing programs. In addition, some of our competitors have a larger network of schools and campuses than we do, enabling them to recruit students more effectively from a wider geographic area. If we are unable to compete effectively with these institutions for students, our student enrollment and revenues will be adversely affected.

We may be required to reduce tuition or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our market share, revenues and operating margin may be decreased. We cannot be sure that we will be able to compete successfully against current or future competitors or that the competitive pressures we face will not adversely affect our revenues and profitability.

Our financial performance depends in part on our ability to continue to develop awareness and acceptance of our programs among high school graduates and working adults looking to return to school.

The awareness of our programs among high school graduates and working adults looking to return to school is critical to the continued acceptance and growth of our programs. Our inability to continue to develop awareness of our programs could reduce our enrollments and impair our ability to increase our revenues or maintain profitability. The following are some of the factors that could prevent us from successfully marketing our programs:

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·	Student dissatisfaction with our programs and services;

·	Diminished access to high school student populations;

·	Our failure to maintain or expand our brand or other factors related to our marketing or advertising practices; and

·	Our inability to maintain relationships with employers in the automotive, diesel, skilled trades and IT services industries.

An increase in interest rates could adversely affect our ability to attract and retain students.

Interest rates have reached historical lows in recent years, creating a favorable borrowing environment for our students. Much of the financing our students receive is tied to floating interest rates. Increases in interest rates result in a corresponding increase in the cost to our existing and prospective students of financing their education which could result in a reduction in the number of students attending our schools and could adversely affect our results of operations and revenues. Higher interest rates could also contribute to higher default rates with respect to our students' repayment of their education loans. Higher default rates may in turn adversely impact our eligibility for Title IV Program participation or the willingness of private lenders to make private loan programs available to students who attend our schools, which could result in a reduction in our student population.

A substantial decrease in student financing options, or a significant increase in financing costs for our students, could have a significant impact on our student population, revenues and financial results.

The consumer credit markets in the United States have recently suffered from increases in default rates and foreclosures on mortgages.  Adverse market conditions for consumer and federally guaranteed student loans could result in providers of alternative loans reducing the attractiveness and/or decreasing the availability of alternative loans to post-secondary students, including students with low credit scores who would not otherwise be eligible for credit-based alternative loans. Prospective students may find that these increased financing costs make borrowing prohibitively expensive and abandon or delay enrollment in post-secondary education programs. Private lenders could also require that we pay them new or increased fees in order to provide alternative loans to prospective students. If any of these scenarios were to occur, our students’ ability to finance their education could be adversely affected and our student population could decrease, which could have a significant impact on our financial condition, results of operations and cash flows.

In addition, any actions by the U.S. Congress or by states that significantly reduce funding for Title IV Programs or other student financial assistance programs, or the ability of our students to participate in these programs, or establish different or more stringent requirements for our schools to participate in those programs, could have a significant impact on our student population, results of operations and cash flows.

General Business Risks

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be harmed and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational and financial infrastructure. If we do not manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements may include: Enhancing our information and communication systems to attempt to optimize proper service to our customers, and Enhancing systems of internal controls to ensure timely and accurate reporting of all of our operations

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If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any measures we implement will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We have no operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have no operating history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We do not have direct experience acquiring companies. We can expect to evaluate a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

·	the need to implement or remediate controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies.

·	diversion of management time and focus from operating our business to acquisition integration challenges.

·	cultural challenges associated with integrating employees from the acquired company into our organization.

·	retaining employees.

·	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

Also, the anticipated benefit of many of our potential acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. We may need to raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Common Stock, and our existing stockholders may experience dilution.

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Risks Related to this Offering

There has been a limited public market for our Common Stock prior to this offering, and an active market in which investors can resell their shares may not develop.

Prior to this offering, there has been a limited public market for our Common Stock. We cannot predict the extent to which an active market for our Common Stock will develop or be sustained after this offering, or how the development of such a market might affect the market price of our Common Stock. The initial offering price of our Common Stock in this offering will be agreed between us and the underwriters based on a number of factors, including market conditions in effect at the time of the offering, and it may not be in any way indicative of the price at which our shares will trade following the completion of this offering. Investors may not be able to resell their shares at or above the initial offering price.

Investors in this offering will experience immediate and substantial dilution.

If all of the shares offered hereby are sold, investors in this offering will own less than 48% of the then outstanding shares of common stock, but will have paid over $57% of the total consideration for our outstanding shares, resulting in a dilution of $0.0057 per share. See "Dilution."

Conversion of the SAFE securities we have sold will result in additional dilution. As of June 30, 2017, we have sold $412,500 of securities we call Simple Agreement for Equity (SAFE). Under the term of these securities, if there is equity financing, the Company will automatically issue to the investor common stock. The number of shares of common stock issued shall be equal to the SAFE purchase amount divided by the discount price of one half of the price of the stock sold in the equity financing. For every two shares of stock issued the investor shall receive a warrant with an exercise price equal to the discount price. If there is a liquidity event prior to the termination of the agreement, the investor at his option will receive the SAFE purchase amount, or automatically receive the number of shares of stock equal to the purchase price divided by the discount price of one half of the price of the offering. The investors shares are locked up for three month after a public offering and the stock may be sold subject to the volume limitations of Rule 144. Conversion of these SAFE securities will result in the issuance of an additional 82,500,000 shares of common stock and 41,250,000 common stock purchase warrants. Exercise of the warrants will also cause dilution.

The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.

The offering price for our Common Stock will be set by us based on a number of factors, and may not be indicative of prices that will prevail on OTCMarkets or elsewhere following this offering. The price of our Common Stock may decline following this offering. The stock market in general, and the market price of our Common Stock will likely be subject to fluctuation, whether due to, or irrespective of, our operating results, financial condition and prospects.

Our financial performance, our industry's overall performance, changing consumer preferences, technologies and advertiser requirements, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common Stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include:

·	actual or anticipated variations in our periodic operating results;

·	changes in earnings estimates;

·	changes in market valuations of similar companies;

·	actions or announcements by our competitors;

·	adverse market reaction to any increased indebtedness we may incur in the future;

·	additions or departures of key personnel;

·	actions by stockholders;

·	speculation in the press or investment community; and

·	our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

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We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our Common Stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

Our financial statements are unaudited and have not been reviewed by an independent accountant.

Management has prepared the Company's financial statements. These statements have not been audited. No independent accountant has reviewed these financial statements.

Because we do not have an audit or compensation committee, shareholders will have to rely on our directors, none of whom is not independent, to perform these functions.

We do not have an audit or compensation committee comprised of an independent director. Indeed, we do not have any audit or compensation committee. The board of directors performs these functions as a whole. No members of the board of directors are an independent director. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Because we lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company's financial personnel to advise the Board on such matters, we are subject to increased risk related to financial statement disclosures.

We lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company's financial personnel to advise the Board on such matters. Accordingly, we are subject to increased risk related to financial statement disclosures.

Certain of our stockholders hold a significant percentage of our outstanding voting securities, which could reduce the ability of minority shareholders to effect certain corporate actions.

Our control shareholder is the beneficial owner of 100.0% of our preferred stock, which controls 50.1% of the voting securities prior to the offering and 50.1% of our outstanding voting securities after the to the offering, assuming all 1,900,000,000 shares of common stock in this offering are sold. This preferred stock represents cumulative voting rights of 50.1% of the Company, regardless of any other dilutive issuances of other equity. As a result of this ownership, he possesses and can continue to possess significant influence and can elect and can continue to elect a majority of our board of directors and authorize or prevent proposed significant corporate transactions. His ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer.

Upon the completion of this offering, we expect to elect to become a public reporting company under the Exchange Act, and thereafter publicly report on an ongoing basis as an "emerging growth company" under the reporting rules set forth under the Exchange Act. If we elect not to do so, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

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Upon the completion of this offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

·	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

·	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

·	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

·	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

The preparation of our consolidated financial statements involves the use of estimates, judgments and assumptions, and our consolidated financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management's judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

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If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

Future issuances of our Common Stock or securities convertible into our Common Stock, or the expiration of lock-up agreements that restrict the issuance of new Common Stock or the trading of outstanding stock, could cause the market price of our Common Stock to decline and would result in the dilution of your shareholding.

Future issuances of our Common Stock or securities convertible into our Common Stock, and/or conversion of the Notes convertible into Common Stock, or the expiration of lock-up agreements that restrict the sale of Common Stock by selling shareholders, or the trading of outstanding stock, could cause the market price of our Common Stock to decline. We cannot predict the effect, if any, of the exercise of conversion of the Notes into Common Stock or other future issuances of our Common Stock or securities convertible into our Common Stock, or the future expirations of lock-up agreements, on the price of our Common Stock. In all events, future issuances of our Common Stock would result in the dilution of your shareholding. In addition, the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Common Stock.

Our shares are subject to the penny stock rules, making it more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

Our management has broad discretion as to the use of certain of the net proceeds from this offering.

We intend to use up to $1,500,000 of the net proceeds from this offering (if we sell all of the shares being offered) for working capital and other general corporate purposes. However, we cannot specify with certainty the particular uses of such proceeds. Our management will have broad discretion in the application of the net proceeds designated for use as working capital or for other general corporate purposes. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our Common Stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. Please see "Use of Proceeds" below for more information.

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Cautionary Statement Regarding Forward-Looking Statements

This Offering Circular contains various "forward-looking statements." You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "would," "could," “should," "seeks," "approximately," "intends," "plans," "projects," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements may be impacted by a number of risks and uncertainties.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our Securities. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section entitled "Risk Factors."

USE OF PROCEEDS

If we sell all of the shares being offered, our net proceeds (after our estimated offering expenses of $400,000) will be $9,600,000. We will use these net proceeds for:

If 25% of the maximum dollar amount is sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Paul Mitchell acquisition $1,600,000
				Naughty Girl Donut build-out of Georgetown franchise:$150,000
				Pre-production costs of Divided Sky Movie project: $150,000
				Startup of Green, Inc. business plan $150,000
				Startup projects for Metaphor Entertainment: $100,000
				Working capital $250,000
25.00%	$2,500,000	$100,000	$2,400,000

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If 50% of the maximum dollar amount is sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Paul Mitchell acquisition $1,600,000
				Naughty Girl Donut build-out of Georgetown franchise:$150,000
				Costs of Divided Sky Movie project: $1,500,000
				Startup of Green, Inc. business plan $150,000
				Red Sky: 1,000,000
				Startup projects for Metaphor Entertainment: $100,000
				Working capital $300,000
50.00%	$5,000,000	$200,000	$4,800,000

If 75% of the maximum dollar amount is sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Paul Mitchell acquisition $1,600,000
				Naughty Girl Donut build-out of Georgetown franchise:$150,000
				Costs of Divided Sky Movie project: $1,500,000
				Startup of Green, Inc. business plan $150,000
				Startup projects for Metaphor Entertainment: $550,000
				Red Canvas project escrow $1,500,000
				Funky Biscuit expansion $1,000,000
				Working capital $750,000
75.00%	$7,500,000	$300,000	$7,200,000

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If 100% of the Shares offered are sold:

Percentage of Offering Sold	Offering Proceeds	Approximate Offering Expenses	Total Net Offering Proceeds	Principal Uses of Net Proceeds
				Paul Mitchell acquisition $2,300,000
				Naughty Girl Donut build-out of Georgetown franchise:$650,000
				Costs of Divided Sky Movie project: $1,500,000
				Startup of Green, Inc. business plan $750,000
				Startup projects for Metaphor Entertainment: $1,000,000
				Red Canvas $1,500,000
				Funky Biscuit expansion $1,000,000
				Expanding projects in Metaphor Entertainment $ 1,000,000
				Working capital $900,000
100.00%	$10,000,000	$400,000	$9,600,000

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors.

As indicated in the table above, if we sell only 75%, or 50%, or 25% of the shares offered for sale in this offering, we would expect to use the resulting net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by limiting our expansion, leaving us with the working capital reserve indicated.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

In the event we do not sell all of the shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

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DILUTION

If you purchase shares in this offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this offering and the net tangible book value per share of our Common Stock after this offering.

Our historical net tangible book value as of June 30, 2017 was $(520,584) or $(0.0004) per then-outstanding share of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering (after deducting estimated offering expenses of $400,000, $300,000, $200,000 and $100,000, respectively):

Percentage of shares offered that are sold	100%	75%	50%	25%

Price to the public charged for each share in this offering (1)	0.01	0.01	0.01	0.01

Historical net tangible book value per share as of June 30, 2017 (2)	(0.0005)	(0.0005)	(0.0005)	(0.0005)

Increase in net tangible book value per share attributable to new investors in this offering (3)	0.005	0.0007	0.0007	0.0004

Net tangible book value per share, after this offering	0.0046	0.003	0.003	(0.0003)

Dilution per share to new investors purchasing at $0.01	0.005	0.001	0.01	0.01
Dilution per share to new investors purchasing at $0.001	(0.004)	0.001	0.001	0.001

(1)	Assumes first 1,000,000,000 shares are sold at $0.001 and sales thereafter are at $0.01.

(2)	Based on net tangible book value as of June 30, 2017 of $(520,584) and 1,094,211,721 outstanding shares of Common stock

(3)	After deducting estimated offering expenses of $400,000, $300,000, $200,000 and $100,000, respectively.

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DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

Exchange Listing

Our Common Stock is traded on the OTCMarkets.com Pink Sheet Open Market under the symbol "SNMN."

Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Offered Shares. The initial public offering price was determined by negotiation between us and the Underwriter. The principal factors considered in determining the initial public offering price include:

·	the information set forth in this Offering Circular and otherwise available;

·	our history and prospects and the history of and prospects for the industry in which we compete;

·	our past and present financial performance;

·	our prospects for future earnings and the present state of our development;

·	the general condition of the securities markets at the time of this Offering;

·	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

·	other factors deemed relevant by us.

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 1, Regulation A Offering, most investors must comply with the 10% limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act (an "Accredited Investor"). If you meet one of the following tests you should qualify as an Accredited Investor:

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(i)	You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(ii)	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Offered Shares (please see below on how to calculate your net worth);

(iii)	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

(iv)	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $5,000,000;

(v)	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

(vi)	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(vii)	You are a trust with total assets in excess of $5,000,000, your purchase of Offered Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

(viii)	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

Offering Period and Expiration Date

This Offering will start on or after the Qualification Date and will terminate if the Minimum Offering is not reached or, if it is reached, on the Termination Date.

Procedures for Subscribing

When you decide to subscribe for Offered Shares in this Offering, you should:

Go to www.snmoffering.com, click on the "Invest Now" button and follow the procedures as described.

1.	Electronically receive, review, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

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Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase offered Shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company's satisfaction, that he is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this Offering.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Selling Shareholders

During 2016 and in the first six months of 2017, the company sold $335,000 of Simple Agreements for Future Equity (SAFE). During the first six months of 2017, the Company sold an additional $132,500 of these agreements. Under the terms of these agreements, if there is equity financing before the termination of the agreement, the company will automatically issue to the investor common stock. The number of shares of common stock issued shall be equal to the purchase amount divided by the discount price of 50%. For every two shares of stock issued the investor shall receive a warrant with an exercise price equal to the discount price. If there is a liquidity event prior to the termination of the agreement, the investor at his option will receive the purchase amount, or automatically receive the number of shares of stock equal to the purchase price divided by the discount price.

These investors' shares are locked up for three months after a public offering and thereafter they may be sold subject to the volume limitations of Rule 144. These shareholders are listed herein as selling shareholders. The Common Stock underlying their warrants is also offered by means of this Offering.

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Selling Shareholder	Amount of SAFE Owned	Number of Shares on Conversion	Shares Offered	Shares to be Owned After Offering	Percent of Pre-Offering Outstanding Shares
Brent Poffenberger	$50,000	10,000,000	10,000,000	0.00	0.8856
Neville Thomas	$50,000	10,000,000	10,000,000	0.00	0.8856
William Morris	$50,000	10,000,000	10,000,000	0.00	0.8856
Christopher Dinato	$45,000	9,000,000	9,000,000	0.00	0.7970
Lee Ann Kulina	$30,000	6,000,000	6,000,000	0.00	0.5313
Robert Dorsey, Jr.	$25,000	5,000,000	5,000,000	0.00	0.4428
Todd Weller	$20,000	4,000,000	4,000,000	0.00	0.3542
Jennifer Weathers	$15,000	3,000,000	3,000,000	0.00	0.2657
Timothy Johnson	$15,000	3,000,000	3,000,000	0.00	0.2657
Scott Shrier	$10,000	2,000,000	2,000,000	0.00	0.1771
John Weathers	$10,000	2,000,000	2,000,000	0.00	0.1771
Berkshire Equity Group	$10,000	2,000,000	2,000,000	0.00	0.1771
Justin Jarvis	$10,000	2,000,000	2,000,000	0.00	0.1771
Matthew Titus	$10,000	2,000,000	2,000,000	0.00	0.1771
Michael Logsdon	$10,000	2,000,000	2,000,000	0.00	0.1771
Joel Vittori, Jr.	$10,000	2,000,000	2,000,000	0.00	0.1771
Jonathan Dodd	$10,000	2,000,000	2,000,000	0.00	0.1771
Reese Allnut	$10,000	2,000,000	2,000,000	0.00	0.1771
Maddox Allnut	$10,000	2,000,000	2,000,000	0.00	0.1771
Ari Hilmi	$10,000	2,000,000	2,000,000	0.00	0.1771
Joseph Donadio	$2,500	500,000	500,000	0.00	0.0443

Total	$412,500	82,500,000	82,500,000	0.00	7.3060

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors", "Cautionary Statement regarding Forward-Looking Statements" and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

Management’s Discussion and Analysis

The Company has not had revenues from operations in each of the last two fiscal years, or in the first quarter of the current fiscal year.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of this Offering will satisfy its cash requirements for the next twelve months. To complete the Company's entire acquisition plan, it may have to raise additional funds in the next twelve months.

If the Company is successful in its acquisitions, it expects to engage in product research and development for these acquisitions.

With the exception of Paul Mitchell Schools, most of the Company investment in acquisitions will be used to develop these entities and such funds will be used to expand or increase these companies, not to pay off any existing debts within the companies The Company intends to exploit the brand values of its acquisitions by engaging in aggressive promotion to increase values.

SNM will pay an aggregate of $4,600,000.00, consisting of $1,600,000.00 upfront cash and $700,000.00 within in one year to total $2,300,000.00 for 50% Paul Mitchell Schools and 50% towards Hair Expressions Academy inc.

Green, Inc. is not currently operational. The Company is budgeting $500,000 to assist in making Green operational for which it will receive 50% of the equity. The Company may seek to acquire additional equity in Green.

Naughty Girls Donut is not currently operating. The Company is budgeting $150,000 for inventory, equipment, retail lease, sales support, marketing materials, print ads and distribution of products to open a store in Georgetown, Washington, D.C.

The Company has budgeted $1 million to expand the Funky Biscuit brand and for marketing.

For Dog on Deck Productions, the Company intends to use $1,250,000.00 to produce, direct, market, and distribute a feature-length film and to reserve $250,000 for promotion and distribution.

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For the “Money Fight” film, the Company will provide $1 million to assist in funding promotion of the film and in staging a premiere, a limited six week release to run in 6-10 Western United States markets (approximately 500 theaters). Thereafter the Company may will expand the release to include a DVD release, licensing of the film and other avenues to monetize the film.

The Company expects that  Metaphor Entertainment Company will expend up to $1 million to develop, promote and manage startup and emerging entertainment assets, including recording artists, restaurants, modeling agencies, and sports entities. Actual expenditures will depend on opportunities as they develop.

In no event does the Company intend to go over budget for any of its ventures.

The Company does not expect to make significant changes in the number of employees at the corporate level.

The Company has signed non-binding letters of intent on its proposed acquisitions. The Company must negotiate and execute binding purchase contacts. Terms of these letters of intent may change because of factors discovered during due diligence of its acquisitions. While the Company intends to complete all such transactions, it is possible that the Company may elect not to complete one or more of such transactions.

Cost of revenue. The Company expects that the cost of revenue for its acquisitions will consist primarily of expenses associated with the delivery and distribution of our products. These include expenses related to providing products and services and salaries and benefits for employees on our operations teams. Cost of revenue also includes credit card and other transaction fees related to processing customer transactions.

Research and development. The Company will cause its acquisitions to engage in substantial research and development expenses. These will consist primarily of salaries, and benefits for employees who are responsible for building new products as well as improving existing products. We will expense all of our research and development costs as they are incurred.

Marketing and sales. The Company will cause our acquisitions to make substantial marketing and sales expenses which will consist primarily of salaries, and benefits for our employees engaged in sales, sales support, marketing, business development, and customer service functions. Our marketing and sales expenses also include marketing and promotional expenditures.

General and administrative. The majority of our general and administrative expenses will consist of salaries, benefits, and share-based compensation for certain of our executives as well as our legal, finance, human resources, corporate communications and policy employees, and other administrative employees. In addition, general and administrative expenses include professional and legal services. The Company expects to incur substantial expenses in marketing the current Offering, in closing its acquisitions, and in promoting and managing these acquisitions.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates and assumptions include the fair value of the Company's common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company's deferred tax assets.

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Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

Upon the completion of this Offering, we expect to elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "emerging growth companies", including but not limited to:

·	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

·	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

·	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

·	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 1 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not "emerging growth companies", and our stockholders could receive less information than they might expect to receive from more mature public companies.

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OUR BUSINESS

The Company

SNM is an entertainment and media company. We capitalize on our promotional and marketing strengths by acquiring control of companies that have demonstrated public appeal. We then promote these ventures to leverage the initial name recognition into large increases in revenues and profits.

SNM acquires control and allows the key players in its ventures to keep substantial equity positions and creative control to motivate our teams to generate rapid growth

Currently SNM has seven target acquisitions. In general, SNM will take an active participation in daily activities and control the finances of the venture. Typically, SNM will take control of these ventures, have options share profits with existing management may have an option to take bigger percentages of equity.

These target acquisitions are:

Paul Mitchell Schools

We have entered into a non-binding term sheet to acquire a 50% stake in two Paul Mitchell Schools owned by Hair Expressions Academy Inc. for $2.3 million.

The schools consist of two East Coast facilities (modern 16,000 sq. ft and 11,500 sq. ft. respectively) that did annual revenues of over $3.6 million last year.

Paul Mitchell trains students in cosmetology, barbering, skin and nail treatment. The school's website is at https://paulmitchell.edu/

We intend to keep current management in place and increase revenues by offering new products.

Hair Expressions Academy Inc T/A Hair Expressions Paul Mitchell Partner School and Paul Mitchell the School – Jessup.

After closing, Katherine Sturm and Stephanie Brown will become Hair Expressions Academy, Inc.

The purpose of the joint venture is to combine the efforts of marketing and brand building and financial capacities of SNM with Hair Expressions Academy Inc.

SNM will pay an aggregate of S4,600,000.00, consisting of $1,600,000.00 upfront cash and $700,000.00 within in one year of cash to to/a/ $2,300,000.00 for 50% towards SNM and 50% towards Hair Expressions Academy inc. 50% of net will be paid by Hair Expressions Academy Inc. to Ed Ruiz until balance is paid in full. Real estate assets will not be included in the joint venture.

Hair Expressions Academy Inc. will be responsible for all school management, marketing and sales decisions.

Any and all of the net profits of Hair Expressions Academy Inc. shall be shared 50/50 between SNM Global and Hair Expressions Academy Inc.

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Green, Inc.

Green, Inc. is a cloud-based provider of closed loop digital payments technology enabling the cannabis industry with a secure, cashless way to process transactions. Green, Inc. has a fully compliant cashless payment system for the legal cannabis industry.

Green's payments technology that enables any mobile device including text-only phones to process financial transactions. Green's platform delivers online and mobile-based payment technology to mobile phone carriers, financial institutions, retail establishments, universities and other companies in the Legal Cannabis Marketplace.

Greentextpay mWallet is a secure online platform that allows virtual access to Green's Open Loop Platform, which can be tied to business or personal payments capabilities and data in one secure platform. mWallet is a virtual , pre-paid account accessed using a mobile phone.

We intend to fund expanding the technology, expanding the current platform, hiring management as well as current and past debt obligations.

Regulation

The Green Platform has been deemed compliant with Cole Memo and AML/KYC and FINCEN Regulations. Green is Anti-Money Laundering (AML) and Know Your Customer (KYC) compliant supporting the needs of the regulatory and law enforcement community for transactions. The Platform is also FINCEN Memo 02/14/2014 FIN-2014-G001 Compliant for the processing of Cannabis transactions to assist businesses in tracking and reporting transactional data in a secure and accurate fashion.

Colorado State Sen. Bill Colely championed a closed-loop payment system as part of HB 523, Ohio's medical marijuana law. Under the system, medical marijuana patients and registered caregivers can put money into special accounts at a liquor store or other state-run agency which are then used to make purchases. htt ://codes.ohio. ov/orc/3796.031v1

In Colorado, roughly 90 percent of all marijuana-related taxes and fees pour into the state treasury electronically, not with cash. Washington has at least three credit unions and two banks that accept money from cannabis operations. Recently, one even made a loan to a business which is a first.

Banks and credit unions at first refused to handle Washington's marijuana-related monies, including taxes and licensing fees. A cannabis business law firm and the State of Washington had the same response: take all of our money or none of it.

Marijuana businesses can't pay taxes directly to Washington State with credit cards. Part of the problem is with the credit card companies themselves rather than the actual banks. http://www.alaskajournal.com/2016 -08-31/alaska-banks-credit-unions-won¾E2%80%99t-follow-lower- 48-counterparts-bud-business#.WMHIM2Tyu2w

Marketing

Green is focused on helping remove Cash from the Cannabis industry creating a safe and federally compliant solution to the emerging $60 billion industry.

Green's Cashless Closed Loop, Digital Payments Platform is uniquely positioned to support the global transformation in the Cannabis commerce and payments landscape being driven by expansion of Mobile Infrastructure & Cloud Technology. Green supports digital wallets with a number of specialized payment solutions that enable payments and remittances to be transacted by anyone, anywhere, anytime, either online or offline.

Green has a unique opportunity to help the Legal Cannabis marketplace with its cashless, compliant platform as the industry has sought out secure processing with compliance and auditing capabilities. Several Cannabis Law firms have commented on Green as a viable solution and are introducing clients to Green because of the current impediments to banking for those in the Cannabis industry.

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Just 220 of America's 7,600 banks and credit unions accept money from pot businesses. Effectively, this means legal pot is a cash-only business. Stores have to rotate pay schedules, and many have buddy systems to walk employees to their cars to make sure they get there safely due to the amount of robberies. Respected as an industry in many states, yet still treated like criminals. On top of this, legal marijuana companies must pay an extra 10% on federal employee withholding taxes because they can't pay them electronically, according a lawsuit challenging the practice cited by the Denver Post.

Green is deploying its digital payment platform to support Cashless Payments and Remittances in the projected $60 billion Cannabis Industry. Green's Model is to license its private label platform tools to Partners which will use their own branding and websites and be responsible for regulatory compliance.

Green signed a license agreement with VersiPay Technologies, Inc to provide Green Credits and Green Wallet billing and remittance platform with several clients.

The Green platform will allow instant credit transfers directly to subscriber mobile wallets within its Closed Loop Platform. VersiPay Technologies will enable transferring of Credits into its Global Open Loop Platform for purchases of Goods and Services

Competition

There are a variety of in-store ATM machine solutions with game tickets that you take to redeem at the counter to purchase Cannabis products. However, the future will be a Closed Loop Payment solution that complies with both State and Federal laws as defined by the Department of Treasury's Financial Crimes Network (FINCEN).

Examples of international market entrants include:

b1Rt s:/ /www.payqwick .com/ Payqwick is based in Seattle, WA PayQwick provides a fast, easy, discreet and safe way to make purchases at recreational marijuana retailers throughout the State of Washington. The PayQwick platform also allows producers, processors and retailers to pay each other for marijuana purchases and allows them to pay their vendors (for example, attorneys, accountants, insurance companies, utility companies, etc.)

https://singleseed.com/ SingleSeed Payments' mobile Cashless ATM provides added convenience, safety, and inventory control/tracking for delivery services and busy dispensaries. Our Cashless ATM plug-and-play technology means you'll be accepting debit cards within days of receiving your terminal.

www.canadebit.com CanPay is the only debit payment app that allows you to pay for your purchases at cannabis retailers with a simple debit to your checking account when you make a purchase. You use your debit and credit cards for purchases everywhere else, now you can enjoy the same convenience at your favorite cannabis retailers.

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Funding

We will budget up to $2,650,000 with an initial tranche of $1,000,000 for software and technology enhancements to support rapid growth over the next two years. The balance will be used to develop sales staff, ongoing product development and marketing.

Marketing Strategy

The cannabis industry has been primarily a 'cash only" business which has caused great harm to communities do to increased crime. The retailers and growers are not the only one's getting robbed or burglarized, but the employees do as well. Green can provide the entire ecosystem of the Cannabis Industry with a safe and compliant way to do business.

Green will grow market share by enlisting agents and resellers in the Legal Marijuana states to "own" their local markets and grow the business. Green's agents , and resellers will be supported by Green's regionalized sales managers, as well as, our technical support team. Currently, Green has agents and resellers in the following markets: Southern California, Northern California, Washington, Nevada, Pittsburgh, Miami, Orlando, Tampa, Detroit, and Ohio.

The Colorado Marijuana Enforcement Division has already given Green its hands-of approval as a FINCEN compliant platform and attorneys in Michigan, Pennsylvania, California and Illinois interviewed in accordance with their state laws.

Management

Alex May, CEO, is a determined persuasive "hunter'' with a history of achieving results and contributing to the bottom line with the leading Educational Software companies in America. Alex has extensive and diverse management expertise with both start-ups and established companies that includes maintaining company objectives, strategic business development and overall financial accountability. He has an established proven track record opening new markets, channel management and implementing new growth plans for the education market and fortune 500 companies. A recognized sales and marketing leader with over 30 years solutions oriented sales experience in national and local markets.

Carl Maybin II, COO and a member of the Board of Directors. Carl Maybin was the Founder, President and Chief Executive Officer at IP Triple Communications a USA-based Federal Communications Commission licensed global Telecommunications Company. Mr. Maybin is an experienced leader and prior to founding IP Triple was the Vice President of Sales and Marketing for Mitsubishi Satellite's SkyTiger Asia Pacific Group, Vice President of Partnership Development for International recognized start-up Cigna! Global Communications who purchased his company Pegasus Integration. Cignal Global was acquired by Liberty Media's UPC Group in the UK for $200 million in 2001 to become Europe's first Triple Play provider of Voice, Internet and Television.

Naughty Girls Donut Shop

We have signed a non-binding letter of intent to acquire control of Naughty Girls Donut Shop.

Eighteen year old donut shop owner, Tiana Ramos, made national headlines in 2015 when her shop was boycotted by a group of religious extremists. Natalie Ramos, Tiana's mother, will be taking on an executive role in this expansion agreement. The John son & Wales graduate will be lending 15+ yea rs of corporate experience in marketing and operations in the culinary and dining industry to help foster a successful expansion of the Naughty Girls brand.

The shop operated for 12 month during which time it became a safe haven for teens and the community.

We will open Georgetown in Washington, D.C, where the brand hosted it 's most successful pop up shop. Naughty G Ir ls Donut Shop has earned national attention. The L.A Times. Huffmgton Post. MTV Networks, ABC News, and more have written about them. We intend to open a new shop every six moths.

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Naughty Girls Donut Shop is a Rockabilly business inspired by America's favorite pin up girls. The donuts have bee n sold at Balducci Gourmet Grocery stores, Whole Foods Markets, game complexes, and at shopping malls on the East coast. The brands specially curated doughnut collections have been featured at the MTV Movie Awards, The Billboard Awards, and Access Hollywood. The shop has been featured by Access Hollywood , Entertainment Tonight, L.A Times, Fox News, Huffington Post, ABC News, and NBC News, The shop uses teen employees who suit up daily in themed costumes to create an authentic Americana pastry experience. The company website is www.naugh tygirlsdonut.com.

Naughty Girls Donut is not currently operating. We will run the marketing and brand building for NGD. We intend to design and build a retail location in Washington D.C.

We are budgeting $150,000 for inventory, equipment, retail lease, sales support, marketing materials, print ads and distribution of products.

NGD shall be responsible for all menu, marketing and sales decision. NGD shall provide promotional samples and marketing materials at zero cost to SMN for marketing and promotional purposes. SNM will be responsible for all accounting and fiduciary responsibilities.

Any and all of the net profits from the sale of NGD products shall be shared equally between SNM Global and NGD.

NGD represents and warrants that the all products are free and clear of all liens and encumbrances and that all products are properly licensed and permitted to alcohol sales in all relevant jurisdictions, including, but not limited to, the United States Alcohol and Tobacco Tax and Trade Bureau. NGD is the sole owner of Naughty Girl's Donut Shop and all derivative rights, including, but not limited to, licensing, distribution, trademarks, and content.

Funky Biscuit

We have entered into a non-binding letter of intent to acquire control of Funky Biscuit Ventures, LLC.

Established in 2011, The Funky Biscuit is South Florida's premiere destination for live entertainment and dining. The Funky Biscuit showcases all genres of national, regional and local artists. Over the last six years, The Funky Biscuit has showcased many artists including Gregg Allman, Leon Russell, Johnny Winter, Susan Tedeschi, George Porter Jr., Cyril Neville, Edwin McCain, Jeff Lorber, Jon Cleary, Snarky Puppy, The Revivalists, Tab Benoit, and Phil Vassar. It offers Soul, New Orleans Funk, Jazz, Blues, Rock n Roll, Country music and comedy, The Funky Biscuit offers a comfortable, intimate setting with high quality sound and lights.

We have budgeted $1 million to expand the Funky Biscuit brand and for marketing.

Funky Biscuit Ventures, LLC is located at 303 SE Mizner Blvd, Royal Palm Place, Boca Raton, FL 33432, FBV shall be responsible for all operations, food service, management and marketing and sales decisions.

FBV represents and warrants that the all products are free and clear of all liens and encumbrances and that Funky Biscuit Ventures, LLC or its subsidiaries are properly licensed and permitted to serve food and beverages in accordance with State and local laws.

Dog on Deck Productions

We have entered into a non-binding term sheet a joint venture project between Divided Sky Productions, a division of SNM Global Holdings, Inc. (" DSP" ) and Dog On Deck Productions (DOD).

We will cooperate with DOD top raise funds, market and build the brand of DSP with DOD. We intend to finance and distribute feature films, and future associated projects.

We intend to use $1,250,000.00 to produce, direct, market, and distribute a feature-length film and to reserve $250,000 for promotion and distribution.

DOD shall be responsible for all creative decision regarding the film. We will assist in promotion, marketing and distribution and be responsible for all accounting aspects. DOD and DSP will share net profits equally.

DOD is the sole owner of the movie project, all derivative rights, including, but not limited to, licensing, distribution, trademarks, and content, free and clear of all liens and encumbrances.

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Money Fight Movie

We have entered into a non-binding letter of intent with Term Jay Adams Partners to promote "Money Fight" Movie

Historic Brendan Theater will hold the partnership's first joint project as United Fight Alliance ("UFA") Founder and CEO Jordan "Jay" Adams will host and carry the television coverage for the MMA movie premiere of "Money Fight." The brand new action thriller launches inside Las Vegas' Landmark Palms Hotel and Casino this Friday night.

Money Fight, starring Ernie Reyes Jr., a story of redemption, is charged with authentic mixed martial arts. Other actors starring in the movie include George Takei, MMA Legend Frank Shamrock, Sara Downing, and UFC Veteran Gray Maynard, Mathias Hues, Maxim Model Fernanda Romero, Maria Conchita Alonzo, and John Savage. The film is a full-contact action drama that shatters emotional boundaries. The film is loaded with authentic mixed martial arts and layered with dynamic heart-to-heart combat. It is a story of redemption. Viewers consider the story victorious and transcending. For more information on the movie and to view the official movie trailer please visit "Money Fight Movie".

United Fight Alliance (UnitedFightAlliance.com.) is a one-hour MMA program that brings you the best MMA from around the world. Watch as some of the biggest names in MMA fight toe to toe in the cage and you'll see exclusive footage, interviews and fighter profiles. United Fight Alliance features top ranked fighters, women's fights, intense action and more. UFA and its network of shows including Brawl Call, a thirty minute MMA magazine style, behind the scenes show, are now broadcast to over 115 million homes, airing on ROOT SPORTS, SportsNet New York , Cox Spots Television, Comcast Sports Net - Chicago, Tuff TV and nationally on DIRECTV, Dish Network and ATT U-Verse. UFA airs internationally on HBO Plus. You can also find UFA at your favorite sports bars throughout the nation.

Check your local listings for ROOT SPORTS, Cox Spots Television, Comcast Sports Net - Chicago and TUFF TV. Tune in on DIRECTV to channel 658, 683 or 687, on Dish Network to channel 414, 426 or 428 and on ATT U-Verse to channel 1730, 1760 or 1764. For more information on UFA or Brawl Call, contact info@BrawlCall.com or go to UnitedFightAlliance.com or www.BrawlCall.com.

Red Canvas has finished the film. We will assist in funding promotion of the film and in staging a premiere, a limited six week release to run in 6-10 Western United States markets (approximately 500 theaters). Thereafter we will expand the release to include a DVD release, licensing of the film and other avenues to monetize the Film.

Total estimated costs are estimated at $2 million, which will be used to fund the premier of the film and put the film into limited release. Of this, we expect to contribute at least $1 million.

Red Canvas shall provide access to the Film and advise and manage all aspects of staging a premier, limited and full release, distribution and marketing of the Film.

Until all funds expended SNM are repaid, any and all returns on the sale, distribution, licensing, sales of DVDs, or any profits derived from the Film (the "Profits") shall be paid 80% to SNM and 20% to Red Canvas. Thereafter, once all funds have been repaid to SNM and until all debts currently owed by Red Canvas are paid, profits shall be paid 20% to SNM and 80% to Red Canvas, unless SNM purchases those debts owed by Red Canvas. Upon repayment to SNM and all debts owed to by Red Canvas, Profits forever more shall 50% paid to SNM and 50% to Red Canvas.

Red Canvas currently owes certain amounts to various investors who originally supported the productions of the Film amounting to approximately $5,000,000.00. SNM and Reg Canvas will cooperate in negotiating terms for the purchase by SNM of all Red Canvas debt. Any portion of debt purchased, shall be attributed to funds raised for purposes of distributions of profits.

The Film is a complete film available for distribution and showings, immediately. Red Canvas is the sole owner of the Film and all derivative rights, including, but not limited to, licensing, distribution, trademarks, and content.

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Metaphor Entertainment

Metaphor Entertainment Company, a wholly owned subsidiary of SNM Global Holdings, in the business of developing, promoting and managing startup and emerging entertainment assets. Among its initial projects will be recording artists, restaurants, modeling agencies, and sports entities.

Regulations

Our proposed acquisitions are subject generally to the following regulations:

Funky Biscuit is subject to board of health, food and liquor laws in the state of Florida.

Green Co. If additional states continue to vote for either approval of medical marijuana and/or recreational use of marijuana, Green, Inc.’s closed-loop platform for all cash businesses involved in marijuana that can turn their businesses cashless has the potential to be multi-billion-dollar fee-based company. By creating a legal cashless technology platform, Green provides these companies involved in the sale marijuana the ability safely and securely move all transactions to electronic forms of payments. If the federal government makes any medical and recreational use of marijuana federally illegal in the states that it is currently legal, Green, Inc. could likely be a worthless business.

Red Canvas is subject to the laws in the motion picture industry and the state laws of California.

Divided Sky, Dog on Deck is subject to the laws in the motion picture industry and the State laws of Maryland, Texas and California. Also getting grants from the Maryland State Film association.

Metaphor Entertainment is subject to various state and federal laws based on the type of business.

Naughty Girl Donuts is subject to board of health, food and liquor laws in each state they are interested in franchising.

Paul Mitchell School is subject to federal and state laws concerning student loans and grants as well as general state regulations of Maryland and the Paul Mitchell Brand.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

We currently have the following employees: One employee engaged in financial and administrative matters, one engaged in Internet Technology, and four officers and directors engaged in management.

Description of Property

We use a virtual office in Miami, Florida. We consider that this space is sufficient for our current needs.

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MANAGEMENT

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of March 31, 2017:

Name and Principal Position	Age	Term of Office	Approximate hours per week for part-time employees

Troy Lowman-Director/CEO/Chairman	57	Since October 2015	100

Brian Hale-Director/VP/Operations	43	Since October 2015	20

Michael Gallagher-Director	52	Since October 2015	0

Ken Chamitoff-Director	50	Since October 2015	0

Curtis Barnard-Director	43	Since October 2015	0

Steve Allnutt-Director	52	Since December 2016	0

Natalie Ramos-Director	39	Since April 2017	0

James Turner-Director	48	Since June 2016	0

Todd Shull-Director	43	Since January 2017	0

Troy Lowman has been in the securities industry for over 30 years, working as a stockbroker and trader at New York firms such as Gruntal & Co. In 2001, Mr. Lowman started MJL Holdings, a premiere Public Relations Firm specializing in raising capital and exposure for companies on the emerging growth markets. Since 2015, Mr. Lowman has been President & CEO of SNM Global Holdings. Troy has been active in his community volunteering as a soccer coach for over 10 years. Mr. Lowman has a degree in International Finance from the University of Maryland.

Brian Hale has been in public service for over 20 years serving in Law Enforcement. He currently holds the rank of Police Officer First Class with multiple awards. He is Vice President of SNM Global Holdings. Mr. Hale had worked in the mortgage Industry for several years attaining the title of Director of Lending for Benchmark Mortgage. Mr. Hale attended the University of Massachusetts-Lowell with a major in Criminal Justice. Mr. Hale has been active in the community, volunteering to coach boys' baseball. Mr. Hale has a degree in Criminal Justice from the University of Massachusetts.

Michael Gallagher is retired from the Navy with over 30 years of management experience in the sale, design and installation of commercial and residential HVAC systems. He is currently serving as a consultant to multiple HVAC companies. He serves as Secretary at SNM Global Holdings. Mr. Gallagher has extensive knowledge in various computer programs, mechanical drawings, accounts payable/receivable, payroll and spreadsheets. Mr. Gallagher is a graduate of the U.S. Naval Academy.

Kenneth Chamitoff is the current CEO of Pro-Motion Pictures & Photo-Kicks Productions. He is the Producer/Director/Screenwriter of the movie Red Canvas. Mr. Chamitoff majored in Music and minored in Film and Television at UCLA, continuing his education in Entertainment Law, Distribution and Film Finance. Throughout college he performed as a stuntman in several feature films. He became a professional photographer in 1989 and has photographed thousands of actors, models, martial artists and celebrities. Mr Chamitoff founded Rapid Casting in 1991 and has cast background artists on many projects including “Star Trek Next Generation,” “Men in Tights,” “Buffy the Vampire Slayer,” “Crimson Tide,” “Wild Bill” and “For the Boys.” Prior to writing, producing and directing Red Canvas, Ken wrote several screenplays and directed music videos. He is also a partner in Tapout Training Center in Palmdale, California. Mr. Chamitoff has a degree in Entertainment Law from U.C.L.A.

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Curtis Barnard has been an investor, entrepreneur and business owner for over 20 years. He currently owns and operates multiple different businesses: Inc. General Contracting, Greentech Fuel Inc., BTM Technologies LLC., Visionary Construction Consultant, Inc. and he is a board member of Metaphor Entertainment Company. Mr. Barnard attended Greensboro College in North Carolina, where he studied business and played baseball. Mr. Barnard has worked in the Insurance Industry for 12 years, selling health, property and casualty insurance. He has been an active member in the community, volunteering his time coaching boys' baseball and girls' softball for over 20 years. Mr. Barnard has a degree in Business from Greensboro College.

Steve Allnutt is a seasoned real estate broker, investor & developer in the Maryland residential and commercial market places. Mr. Allnut received his B.A from the University of North Carolina-Wilmington as a member of the dean's list and four-year member of the varsity soccer team. He subsequently earned his M.S in Real Estate from the Carey School of Business at Johns Hopkins University. Over the last 20-plus years, Mr. Allnutt has parlayed his real estate interests into numerous successful private funded real estate developments and ventures in Maryland and North Carolina. Currently Steve is the Managing Member of Lanall Renovations, LLC. a multimillion dollar renovation company based in Fulton, Maryland and long time partner within the RE/MAX Advantage Real Estate Company, also based in Fulton, where he has achieved Hall of Fame status within the International Organization. Mr. Allnut is also an active fund raiser for numerous local Howard County, Maryland charitable organizations including the hospice and pediatric cancer research. Mr. Allnutt has a degree in Business from Johns Hopkins University.

Natalie Ramos has been in the food service industry for over 15 years. As a graduate of prestigious Johnson and Wales, Ms. Ramos over 12 years of comprehensive experience in upper management roles with responsibility for multimillion-dollar P&Ls and teams of over 40 members. She has exceptional understanding of how to foster strategic business partnerships and engage in marketing activities that generate high-profile engagements. She has a lengthy list of press accolades, including coverage by the Huffington Post, MTV, Billboard Music Awards Hollywood Live, LA Times, ETOnline, Food and Beverage Magazine, F&B Director Magazine, Virginia Living and Home & Style. Ms. Ramos has a degree in Business from Johnson and Wales.

James P. Turner brings over 25 years of experience in leadership and sales and marketing expertise to SNM Global. Currently, he is the CEO and Founder of Technology Resource Network, a corporate education consultation and staff augmentation company specializing in the computer storage industry. Mr. Turner has a proven executive management track record of helping Fortune 100 clients drive revenue, manage on and off-shore resource models and reduce overhead and expenses. Prior to founding TRN, Mr. Turner was the Vice President of Sales and Marketing for TechKnowledge Corporation and was responsible for all global sales and marketing activities. He earned his Bachelor of Science degree in Business with a concentration in Marketing from Shepherd University in 1992. He is very active in his community and has a passion for youth sports. Mr. Turner helped pioneer a youth football organization in 2003 that now serves over 500 families. He has also been a volunteer varsity football coach since 2012, and volunteer varsity baseball coach since 2015.

Todd C. Shull brings over 20 years of experience in finance and marketing to SNM Global. Currently, Mr. Shull is the CEO & Co-Founder of Healthy Beverages, LLC, the brand owner of CoCo Cocktail, the worlds first nutritious alcohol. Since 2006, he has led the business development effects for a number of emerging financial services and technology companies, hedge fund-of-funds and telecom cell-tower derivative firms as the founder of Occulus Capital Inc. Prior to funding Occulus, Todd was the VP Institutional Sales at Variant Research where he developed some of the largest US hedge funds as clients for Variant. Mr. Shull earned his Bachelor of Science Degrees in Finance, Marketing and International Business Operations from Florida State University in 1996.

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SNM Global Corporate

Erica Hale has been in the customer service and management field for over 20 years. She has worked in the cosmetic surgery field for over 12 years managing, developing policies and procedures for a plastic surgery office with two surgeons and a Medicare Certified Surgical center. She is responsible for identifying and managing team development skills for all employees to work as part of a strong, highly skilled, cohesive and dedicated team, thus making patients' overall care better. Prior to this, she worked for Nordstrom, a Fortune 500 company, as a Dual Department Manager for Men's Clothing and the Personal Shopping Department. She was responsible for managing, making decisions on buys, event planning, promotions, developing schedules, hiring and training a staff of 20 employees as well as managing the entire store in the absence of the General Manager. She taught classes daily to new hires and existing employees on customer service in the "Nordstrom Way''. She has a passion for doing wardrobe seminars for men 's and women's groups such as Success in Style and college students entering the workforce. Ms. Hale was responsible for generating over $2.3 million in annual business. During her spare time, she has been active in her children's sporting activities as a team mother for the past 14 years. Ms. Hale has a degree Education/Child Development from Howard University.

Ron Weathers graduated from the University of Maryland, Baltimore County with a Bachelor of Science in Computer Science in May 1986. His 30 year career in the Information Technology industry has given him the opportunity to work across a variety of sectors, to include computer security, network defense, identity and access management, system administration, cloud computing, and web-based development and design. Mr. Weathers has worked for the federal government and various defense contractors throughout his career. Mr. Weathers has a degree in Computer Science from the University of Maryland.

Family Relationships

There are no family relationships between any of our officers and directors, except that Brian Hale and Erica Hale are married to each other.

Involvement in Certain Legal Proceedings.

None of the following events have occurred during the past five years and which are material to an evaluation of the ability or integrity of any director or executive officer: (1) A petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Board Composition

Our board of directors currently consists of six members. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

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We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

Board Leadership Structure and Risk Oversight

The board of directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees when established will also provides risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Code of Business Conduct and Ethics

Prior to one year from the date of this Offering's qualification, we will be adopting a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or market rules in regard to any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

The following table represents information regarding the total compensation our officers and directors of the Company as of December 31, 2016:

Name and Principal Position	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Troy Lowman	40,000	0	40,000

Brian Hale	18,000	0	18,000

Curtis Barnard	0	0	0

Ken Chamitoff	0	0	0

Michael Gallagher	2,500	0	2,500

Martin Steve Allnutt	0	0	0

Natalie Ramos (1)	26,000	0	26,000

Todd Shull	0	0	0

James Turner	0	0	0

Erica Hale	0	0	0

Ron Weathers	0	0	0

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

To the best of our knowledge, from inception to June 30, 2017, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

Statement of Policy

We have adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our Common Stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our audit committee. If the related party is, or is associated with, a member of our audit committee, the transaction must be reviewed and approved by another independent body of our Board of Directors, such as our governance committee. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the audit committee as soon as reasonably practicable, at which time the audit committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related-party transaction. All of the transactions described above were reviewed and considered by, and were entered into with the approval of, or ratification by, our Board of Directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our capital stock as of June 30, 2017 for (i) all executive officers and directors as a group and (ii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than ten percent (10%) of our capital stock. The percentage of beneficial ownership in the table below is based on 1,094,211,721 shares of common stock deemed to be outstanding as of June 30, 2017.

Series A Preferred Stock

Name of Beneficial Owner [1]	Number of Shares Beneficially Owned	Number of Shares Acquirable [2]	Percent of Class before Offering	Percent of Class after Offering
Troy Lowman	10,000,000	-0-	100	100.0
11838 Farside Rd. Ellicott City, MD 21042
All Executive Officers and Directors as a Group [1 person]	10,000,000	-0-	100	100.0

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Common Stock $0.001 par value

Name of Beneficial Owner	Number of Shares Beneficially Owned	Number of Shares Acquirable	Percent of Class Before Offering	Percent of Class After Offering (1)
Joseph Justice 101 West Friendly Avenue, Suite 500 Greensboro, NC 27401	220,000,000	-0-	19.5	7.3
All Executive Officers, Directors and 5% Shareholders as a Group [1 person]	220,000,000	-0-	19.5	7.3

(1)	Assumes all shares offered are sold.

(2) No officer or director owns Common Stock.

(3) Mr. Justice is not an officer or director and has no influence on management of the Company. None of Mr. Justice's shares are being offered in this Offering.

DESCRIPTION OF SECURITIES

Securities Being Offered

The following is a summary of the rights of our capital stock as provided in our articles of incorporation and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

Our authorized capital stock consists of 4,000,000,000 shares of common stock, par value $0.001 per share, of which approximately 1,094,211,721 shares are issued and outstanding as of June 30, 2017. Our authorized capital stock also includes 10,000,000 shares of Series A Preferred Stock, par value $0.001, of which 10,000,000 shares issued or outstanding. Under Nevada law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Nevada law provides for cumulative voting for the election of directors. As a result, any shareholder may cumulate his or her votes by casting them all for any one director nominee or by distributing them among two or more nominees. This may make it easier for minority shareholders to elect a director.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the shareholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our articles of incorporation and law, shares of our common stock are fully paid and not liable to further calls or assessment by us.

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Transfer Agent

Our Transfer Agent is Pacific Stock Transfer Co., 6725 Via Austin Parkway, Suite 300, Las Vegas, NV 89119, telephone 800-785-7782, website http://www.pacificstocktransfer.com, email info@pacificstocktransfer.com. Our transfer agent is registered with the SEC.

Preferred Stock

The sum total of Series A Preferred Shares have voting rights always equal to exactly 50.1% of all voting rights.

Certain Anti-Takeover Effects

General. Certain provisions of Nevada law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a shareholder might consider to be in his or her best interest. The summary of the provisions of Nevada law set forth below does not purport to be complete and is qualified in its entirety by reference to Nevada law.

The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of our Series A Convertible Preferred Stock if the option to acquire such shares is exercised would impede a business combination by the voting and conversion rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.

Under Nevada law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation's shareholders in any takeover matter but may also, in his discretion, may consider any of the following:

(i) The interests of the corporation's employees, suppliers, creditors and customers;

(ii) The economy of the state and nation;

(iii) The impact of any action upon the communities in or near which the corporation's facilities or operations are located;

(iv) The long-term interests of the corporation and its shareholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

(v) Any other factors relevant to promoting or preserving public or community interests.

Because our board of directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

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DIVIDEND POLICY

Since our inception, we have not paid any dividends on our common stock, and we currently expect that, for the foreseeable future, all earnings (if any) will be retained for the development of our business and no dividends will be declared or paid. In the future, our Board of Directors may decide, at their discretion, whether dividends may be declared and paid, taking into consideration, among other things, our earnings (if any), operating results, financial condition and capital requirements, general business conditions and other pertinent facts.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been a limited market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

Upon completion of this Offering, assuming the maximum amount of shares of Common Stock offered in this Offering are sold, there will be 11,094,212,721 shares of our Common Stock outstanding.

SAFE Securities

As of June 30, 2017, we have sold $412,500 of securities we call Simple Agreement for Equity. Under the term of these securities, if there is equity financing, the Company will automatically issue to the investor common stock. The number of shares of common stock issued shall be equal to the SAFE purchase amount divided by the discount price of one half of the price of the stock sold in the equity financing. For every two shares of stock issued the investor shall receive a warrant with an exercise price equal to the discount price. If there is a liquidity event prior to the termination of the agreement, the investor at his option will receive the SAFE purchase amount, or automatically receive the number of shares of stock equal to the purchase price divided by the discount price of one half of the price of the offering. The investors shares are locked up for three months after a public offering and the stock may be sold subject to the volume limitations of Rule 144. Conversion of these SAFE securities will result in the issuance of an additional 82,500,000 million shares of common stock and 41,250,000 common stock purchase warrants. Exercise of the warrants may also cause dilution.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

·	1% of the number of shares of our Common Stock then outstanding; or

·	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

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LEGAL MATTERS

Certain legal matters with respect to the shares of common stock offered hereby will be passed upon by John E. Lux, Esq. of Washington, D.C.

EXPERTS

The consolidated financial statements of the Company appearing elsewhere in this Offering Circular have been prepared by management and have not been reviewed by an independent accountant.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of common stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

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SNM Global Holdings

Financial Statements
For the Years Ended December 31, 2015 and 2016
and six months Ended June 30, 2017

SNM GLOBAL HOLDINGS
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
AND SIX MONTHS ENDED JUNE 30, 2017

	UNAUDITED	UNAUDITED
	JUNE 30 2017	DECEMBER 31, 2016	DECEMBER 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents	$239	$—	$9 300
Total Current Assets	239	—	9,300

Fixed Assets - Equipment
Accumulated Depreciation - Fixed Assets
Total Fixed Assets	—	—	—

Total Assets	$239	$—	$9 300

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts Payable and Accrued Liabilities	$50,823	$50,823	$63,325
Notes Payable	470,000	335,000
Total Current Liabilities	520,823	385,823	63,325

Long-Term Liabilities
Total Long Term Liabilities	—	—	—
Total Liabilities	520,823	385,823	63,325

Stockholders’ equity (deficit)
Preferred Stock, $.001 par value, 10,000,000 shares authorized 10,000,000 issued shares and outstanding	10	10	10
Common stock, $.001 par value, 4,000,000,000 shares authorized, 1,094,211,721 shares issued and outstanding	1,129,212	1,129,212	1,129,212
Additional paid in capital	3,668,669	3,668,669	3,668,669
Accumulated deficit	(5,318,475)	(5,183,714)	(4,851,916)
Total stockholders’ equity	$(520,584)	$(385,823)	$(54,025)
Total Liabilities and Stockholders Equity	$239	$—	$9,300

The accompanying notes are an integral part of these financial statements.

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SNM GLOBAL HOLDINGS
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
AND SIX MONTHS ENDED JUNE 30, 2017

	UNAUDITED	UNAUDITED
	SIX MONTHS ENDED JUNE 30, 2017	TWELVE MONTHS ENDED DECEMBER 31, 2016	TWELVE MONTHS ENDED DECEMBER 31, 2005

Revenue	$0	$0	$0

Operating Expenses:
Operating costs	55,459	199,049	—
General, selling and administrative expenses	79,302	132,749	69,025
Depreciation		—	—
Total Operating Expenses	134,761	331,798	69,025
Gross Profit
Income (loss) from operations	(134,761)	(331,798)	(69,025)
	—	—	—
Income before tax provision
Income tax provision

Net Income	$(134,761.00)	$(331,798.00)	$(69,025.00)

Basic earnings (loss) per common share	$(0.00)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	1,094,211,721	1,094,211,721	1,094,211,721

The accompanying notes are an integral part of these financial statements.

F-4

SNM GLOBAL HOLDINGS
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
AND SIX MONTHS ENDED JUNE 30, 2017

	UNAUDITED	UNAUDITED
	JUNE 30, 2017	DECEMBER 31, 2016	DECEMBER 31, 2015

Operating activities
Net Income (loss)	$134,761	$331,798	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	—
Net cash provided by (used in) operating activities	(134,761)	(331,798)	—

Investing activities
Net cash (used) investing activities	—	—	—

Financing activities
Convertible debt	$135,000	$335,000
Net cash provided by financing activities	135,000	335,000	—

Net increase (decrease) in cash and cash equivalents	—	(9,300)	—
Cash and cash equivalents, beginning of period		$9,300.00
Cash and cash equivalents, end of period	$239.00	$—	$9,300.00

The accompanying notes are an integral part of these financial statements.

F-5

SNM GLOBAL HOLDINGS
STATEMENTS OF CHANGES IN STOCKHOLDERS EQUTIY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
AND SIX MONTHS ENDED JUNE 30, 2017

	Common Shares	Common Stock	Additional Paid- In Capital	Retained Earnings (Deficit)

Balance December 31, 2014		$—	$—	$—

Common stock issued				—
Loss for the year ended December 31, 2015	—	—	—	(69,025)

Balance December 31, 2015	1,094,211,721	1,129,212	3,668,559	(4,851,916)

Common stock issued			—
Loss for the year ended December 31, 2016	—	—	—	(331,798)

Balance December 31, 2016	1,094,211,721	1,129,212	3,668,559	(5,183,714)

Common stock issued
Loss for the three months ended June 30, 2017				(134,761)

Balance June 30, 2017	1,094,211,721	1,129,212	3,668,669	(5,318,475)

The accompanying notes are an integral part of these financial statements.

F-6

SNM GLOBAL HOLDINGS
NOTES TO FINANCIAL STATEMENTS

GENERAL ORGANIZATION AND BUSINESS

Note 1.

SNM Global Holdings began as the surviving entity of a merger between Cinemaya Media Group and Caltas Fitness Inc. in January 2007. For the period from late 2007 through August 2008 the Company pursued business opportunities in the media and entertainment industry.

After a change of control was effected in August 2008, the Company focused on developing a platform of partnerships to promote and sponsor martial arts events and other entertainment opportunities.

From April 2010 through February 2012, the then control group developed a business plan to pursue opportunities in the alternative energy industry. After failing to achieve success in the energy business, a controlling group of shareholders began exploring additional opportunities in the entertainment industry in June 2013. From June 2013 through September 2015, the Company was not successful in securing entertainment content.

In September 2015, through a private transaction between individuals, inclusive of the exchange of the 10,000,000 shares of outstanding preferred stock, all of the previously outstanding notes payable and accrued expenses were treated as forgiven. As of December 31, 2015, the Company’s current management and Board of Directors performed various searches and other legal diligence procedures to verify the validity of the previously recognized and outstanding obligations. The Company believes these diligence procedures meet the circumstances allowing for reliance on Rule 409 under the Securities Act of 1933, as amended (“1933 Act”). Under Rule 409, the Company believes the elimination and exclusion of the previously recognized obligation is appropriate based on the underlying detailed information being unknown and not reasonable available because of unreasonable effort and expense would be involved to obtain the information.

Since 2015, the Company has focused on building a management team to launch an entertainment and media holding company in the business of acquiring and developing a variety of businesses related to film, beverages and other lifestyle sectors.

These financial statements have been prepared in accordance with generally accepted accounting principles for year ended financial information and with the instructions promulgated by Article 10 of Regulation S-X. In management’s opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair representation have been included. Operating results for the year ended period December 31, 2016, are included.

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SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Note 2.

Cash and Cash Equivalents

 Cash and cash equivalents include cash in banks and financial instruments which mature within six months of the date of purchase. As of December 31, 2016 the Company’s cash is held-in- trust by its securities attorney. As of December 31, 2016, the Company did not have any cash equivalents.

 Use of Estimates

 The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

 The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the party’s own risk.

 Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

 Level 1.  Quoted market prices in active markets for identical assets or liabilities.

 Level 2.  Observable market-based inputs or unobservable inputs that are corroborated by market data.

 Level 3.  Unobservable inputs that are not corroborated by market data.

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GOING CONCERN

 Note 3.

 The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Since inception, the Company has not sustained any material revenue generating operations, correspondingly, has incurred significant losses. The Company currently relies on shareholder advances to fund its operations. However, there is no firm commitment to do so going forward.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. These financials do not include any adjustments relation to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty. The Company needs to raise additional funds to continue as a going concern.

STOCKHOLDERS’ EQUITY

Note 4.

Preferred Stock

As of December 31, 2016, the Company had 10,000,000 shares of Series A Preferred stock issued and outstanding. The preferred stock represents cumulative voting rights of 50.1% of the Company, regardless of any other dilutive issuances of other equity.

In September 2015, our current control group, including our Chief Executive Officer and Chairman obtain all of the 10,000,000 outstanding shares of preferred stock. As part of the transaction, all of the previously outstanding notes payable and accrued expenses were treated as forgiven. In furtherance of this treatment, all of previously outstanding notes payable and accrued expenses were treated as forgiven. In furtherance of this treatment, the Company’s current management and Board of Directors performed various obligations. The Company believes these diligence procedures meet the circumstances allowing for reliance on Rule 409 under the Securities Act of 1933, as amended (“1933 Act”). Under Rule 409, the Company believes the elimination and exclusion of the previously recognized obligation is appropriate based on the underlying detailed information being unknown and not reasonably available because of unreasonable effort and expense would be involved to obtain the information.

 Common Stock

 As of December 31, 2016, the Company recognized a total of 1,129,211,730 shares issued and outstanding. For the periods presented, the Company did not issue any additional shares of common. Upon consummating the change in control transaction in September 2015, the Company commenced certain diligence procedures to determine the validity of stock issuances totaling 2,020,000,000 shares of common stock. As of the date of this filing, the Company has been unable to determine the existence of these shareholders, correspondingly, these shares have not been included in the accompany balance sheet presentation of shares issued and outstanding.

F-9

NOTES PAYABLE

 Note 5.

 During 2016 and 2017, the company sold $405,000 of agreements for future equity. Under the terms of these agreements, if there is equity financing before the determination of the agreement, the company will automatically issue to the investor common stock. The number of shares of common stock issued shall be equal to the purchase amount divided by the discount price. For every two shares of stock issued the investor shall receive a warrant with an exercise price equal to the discount price. If there is a liquidity event prior to the termination of the agreement, the investor at his option will receive the purchase amount, or automatically receive the number of shares of stock equal to the purchase price divided by the discount price. The investors’ shares are locked up for three month after a public offering and then may be sold subject to the volume limitations of Rule 144.

SUBSEQUENT EVENTS

Note 6.

On February 15, 2017, the Company adopted and approved the rescission and cancelation of 2,035,000,013 shares of common stock after a successful court ruling in the Company’s favor against the Wakabayashi Fund, LLC. The Board of Directors of the Company further resolved that Pacific Stock Transfer may reissue shares which are the result of any demand made by a shareholder or protected purchaser with a claim to the certificate as determined by Pacific Stock Transfer in its sole discretion.

As of February 22, 2017, the total authorized shares of common stock that can be issued are 4,000,000,000 and there are 1,094,211,721 shares of common stock issued and outstanding. There are 10,000,000 preferred shares authorized and 10,000,000 issued and outstanding as of December 31, 2016.

F-10